NetSpeek

Business Plan - April, 2024

CONFIDENTIAL

Confidentiality Disclosure

This business plan for NetSpeek Inc, a Delaware corporation, contains confidential and proprietary information. It is intended solely for the use of authorized recipients. Any unauthorized disclosure, copying, distribution, or use of the information contained herein is strictly prohibited.

The information within this document constitutes trade secrets of NetSpeek Inc. By accessing this business plan, you acknowledge and agree to maintain the confidentiality of its contents and to use it solely for the purpose of evaluating potential business opportunities with NetSpeek Inc. Any dissemination or unauthorized use of this information may result in legal action and damages.

This confidentiality obligation extends to all individuals and entities who have been granted access to this document, including employees, advisors, investors, and any third parties involved in the review process.

NetSpeek Inc reserves the right to enforce its rights under applicable laws and seek remedies for any breaches of confidentiality.

Contact Information

Erik DeGiorgi	CEO	[redacted]
Jeff Lombardi	Director	[redacted]

Contents

1. Executive Summary

It's almost impossible to imagine a future that does not include AI. The capacity for large language model and natural language understanding algorithms to reshape how human beings learn, communicate and interact with the known world is profound. We are only at the very beginning of this brave new world, and ahead of us lie extraordinary opportunities for pioneers to create realities and experiences that just a short time ago were reserved for dreamers immersed in the worlds of Asimov, Clarke and Roddenberry.

With any major technological or societal shift comes the challenge of deciphering reality from illusion and value from snake oil. What we witnessed in 2023 was seemingly overnight every tech company transforming into an AI company. Existing products, processes, features and experiences all became "AI driven" or "AI enabled" when in most cases the only thing that ever changed was the marketing.

Today, AI washing is an omnipresent issue in the tech industry. The SEC is levying hefty fines on disingenuous advisors while a myriad of startups claim to be bringing novel AI technologies to the market, promising impossible returns as part of the "AI revolution" with little thought put to the application. So how do we navigate through the smoke and mirrors and discover the true value hidden among the noise? I believe it's as simple as doing what any savvy investigator would do; start with the problem and work backwards.

Our team has worked in the Pro AV industry for a combined 50 years. We have spent a decade building software tools to manage large estates of networked devices, and for the past two years were aggressively looking for a solution to the universal issue within our industry; interoperability.

The Pro AV industry is overwhelmed with the growing number of mission-critical technologies that must be deployed, used and maintained on a daily basis. The explosion of technologies over the past decade quickly outpaced the industry's ability to centrally control them, resulting in a high cost of operation and a significant loss of workplace efficiency.

We, like everyone in the Pro AV industry, knew this problem existed long before the "AI revolution". It was - and continues to be - the single biggest issue hindering the industry's growth. We were already dedicating extensive resources to develop a unified platform to support the breadth of technologies in Pro AV, and we were struggling just as others were...that is until our breakthrough came.

AI, which to us refers to our specific ability to translate spoken requests to structured device commands without a common protocol, was the missing piece we had been looking for. After years of combined work we uncovered a novel invention, and much more importantly a truly unique solution for one of the most painful problems within our industry.

It was at this point that we turned our full focus to our new technology, NetSpeek was founded and LENA, our Language Enabled Network Assistant was born. The platform has been built, tested and refined and we are ready to bring it to market. What excites us most is the raw enthusiasm that has been expressed by the select group of Pro AV insiders that have seen LENA in action. Those that know the problem and understand what we have built see our potential for significant disruption.

Today, we find ourselves in a rare situation where we can bring significant value to a desperate industry. We have created a novel solution for a universal problem, and we possess the knowledge, experience and discipline to execute. We hope that this plan serves as a demonstration of our capacity to do so, and generates similar excitement to ours about the opportunity ahead of us.

Thank you for your time and interest in NetSpeek.

Erik DeGiorgi
Founder & CEO



1.1 - Market Opportunity

The Pro AV marketplace is projected to experience significant growth in the coming years. According to Mordor Intelligence, the "The Pro AV market reached USD 307 billion in 2023 and is forecast to hit USD 402 billion by 2028, representing a projected CAGR of 5.6%" *Source: AVIXA's Industry Outlook and Trends Analysis 2023 (IOTA).*

This growth reflects the sector's dynamic nature and the increasing demand for Pro AV technologies that support efficient communication, collaboration, and content delivery within the business environment. While the Pro AV industry is poised for significant growth, over 80% of technology decision makers admit complications supporting complex legacy AV and IT ecosystems inflicted by disjointed, incompatible arrays vulnerable to performance issues and downtime. *Source: 2022 ProAV Business Trends Report*

The integration of new management solutions rooted in the recent advancements in natural language understanding (NLU) and large language model (LLM) artificial intelligence (AI) technologies, as seen with NetSpeek's LENA, represents a significant market opportunity to address these challenges around efficiency, compatibility and seamless integration.

The Pro AV industry is undergoing rapid transformation, fueled by the shift towards hybrid work models and the increasing demand for sophisticated communication and collaboration tools. NetSpeek's technology addresses key challenges like interoperability of disparate technologies and network management automation, placing NetSpeek in a prime position to meet the growing needs of environments that rely on Pro AV infrastructure.

1.2 - Value Proposition

LENA was conceived of and developed by NetSpeek's founders as a direct, transformative response to the most pressing and universal problems within the Pro AV industry: *lack of interoperability, high downtime and onerous day-to-day management.* With a focus on simplifying the complexity of corporate Pro AV environments, LENA's value proposition centers on:

1. **Seamless Interoperability:** LENA addresses the critical need for diverse Pro AV technology to work together effortlessly, reducing the high cost and high downtime presently associated with Pro AV.
2. **Intelligent Management of Devices and Software Platforms:** NetSpeek's platform's foundation includes a comprehensive asset tracking database that provides detailed information on the status of the network, historically and presently.
3. **Real-time Monitoring and Issue Resolution:** LENA provides a comprehensive overview of the network's health, instantly identifying and assisting in the resolution of connectivity and performance issues. Both automated and manual interventions are delivered through the platform to ensure optimal uptime and usage of mission critical infrastructure.

4. **Cost-Effective Deployment:** NetSpeek's platform greatly reduces the cost associated with commissioning and decommissioning equipment. LENA communicates with devices via their native means rather than requiring additional software to be installed. Additionally, no manually programmed subroutines are required for multi device control, saving tremendous time and money when changing technologies.
5. **Superior User Experience:** Non-technical users can be given the ability to seamlessly navigate their environments, communicating with their technology via natural language. Currently, all remote network management platforms are geared towards network administrators and do not include the ability for users to interact with networked devices.

Incorporating NetSpeek's platform into networks of Pro AV technologies increases user experience, increases workplace efficiency, decreases downtime, and greatly reduces the overall cost associated with deployment and managing a mixed estate of Pro AV technologies.

1.3 - Investment and Burn to get to Revenue

1.3.1 - Initial Start:

- **Pre-Seed :** The company's goal is to close a pre-seed investment by May 2024 of $250,000, with a further $250,000 in July to propel the technology from prototype to a beta with three target accounts.
- **Seed Round:** A capital injection aimed to close in Oct 2024, for $500,000, to increase the cash reserve to $ 463,750 allowing for further refinement of the technology enabling the transition out of beta to revenue generation in Q1 of 2025.
- **Operational Expenses:** Monthly cash outflows for operations start at $68,000 and will gradually increase, reflecting NetSpeeks company's growth and scaling activities. Cash will be vigilantly managed in order to provide the necessary runway to achieve operational and revenue targets.
- **Organic Growth:** Our early adopter targets represent 2,000 rooms on-boarded by the end of the first 12 months. This represents a MRR of approximately $80,000, achieving cash flow neutrality by mid 2025.
- **Operational Efficiency:** Despite increased expenses, the company effectively manages its cash flow, ending each year with a higher cash balance, indicating operational efficiency and sound financial management.

1.3.2 - Growth Potential:

- **Rapid Expansion:** The financial forecast details NetSpeek's rapid expansion, evident with the substantial increase in cash balance by January 2026. This will be driven by the successful market penetration and a "land and expand" strategy.

- **Investment in Innovation:** The steady increase in cash outflows reflects investments in product development, marketing, and expansion activities, crucial for the market acquisition strategy in the evolving Pro AV industry.
- **Increasing Revenue Streams:** The significant cash inflows, especially the dramatic increase in early 2026, indicate the creation of robust revenue streams through new product offerings and strategic partnerships with resellers and integrators.
- **Market Confidence:** The initial capital injection and subsequent financial management will drive NetSpeek's acquisition of enterprise customers, positioning the company as an innovator and leader in the Pro AV industry.
- **Sustainability and Scalability:** NetSpeek's financial forecast demonstrates financial sustainability and scalability, essential for long-term success in the competitive AV industry.

NetSpeek's financial forecast highlights a trajectory of rapid growth and expanding operational capacity, underpinned by strategic investments and efficient cash flow management. The discipline and experience NetSpeek's leadership team possesses along with the continual demand for operational excellence from the Board of Directors and Strategic Advisors will position NetSpeek to become a transformative and disruptive player in the Pro AV marketplace.

1.4 - Summary

NetSpeek is poised for rapid growth, with projected revenues scaling to a net **ARR of $10MM** within the next four years. Our financial strategy emphasizes sustainable growth, profitability, and capturing a significant market share in the burgeoning Pro AV industry. With a robust financial model and a clear path to market expansion, NetSpeek stands as a lucrative opportunity for investors seeking to capitalize on innovative Pro AV management solutions.

2. Company Overview

2.1 - History And Background Of NetSpeek

Inspired by the fragmentation and inefficiencies within the Pro AV industry, NetSpeek's founder, Erik DeGiorgi, identified a universal set of problems that were plaguing both Pro AV system integrators and end-users. Despite the prevalence of remote monitoring and management tools, no solution offered a comprehensive, unified, and user-friendly way of managing a diverse array of Pro AV technologies. Erik and his team began working on a solution in 2022, however it was over a year later when the epiphany for LENA occurred during a casual conversation between Erik and a few friends.

In discussing the recent advancements in leading LLM's, including the ability to generate accurate code, it became clear that similar technologies could be used to generate structured data for device communication in Pro AV. It quickly became clear to Erik and his team that what would evolve into LENA was the missing piece they had been looking for. The ability to parse human conversation and use that information to generate a unique series of commands that could then be communicated to a set of devices eliminated the need for the costly and burdensome programming and preconfiguration that the industry relied upon.

Erik and his team quickly put their focus on realizing the idea and within only a few months had the first version of LENA up and running - proving the idea would work. Over the course of development, LENA was demonstrated to a couple dozen key contacts within the Pro AV industry with near universal enthusiasm that LENA and NetSpeek were poised to become a significant disruptor.

2.1.1 - Industry Experience:

Erik DeGiorgi brings nearly two decades of experience from the digital signage sector of the Pro AV industry, where he contributed to the development of numerous custom hardware and software solutions. His background is marked by innovation, including being among the pioneers in offering remote management software for digital signage, showcasing his foresight and ability to identify emerging market needs.

2.1.2 - Team Expertise:

The NetSpeek team, composed of Pro AV industry veterans with several decades of combined experience, coalesced around Erik's vision, and brings together a rich tapestry of skills in software engineering, AI, and Pro AV technology. This collective experience ensures a multidisciplinary approach to solving the complex challenges of Pro AV system management, making NetSpeek's solution both innovative and grounded in industry knowledge.

2.1.3 - Solution Development:

The development of LENA from concept to prototype was fueled by a clear understanding of the Pro AV industry's challenges and the potential of AI to address these issues innovatively. Initial brainstorming and whiteboard sessions quickly validated the feasibility of creating a natural language interface for Pro AV management, leading to rapid prototyping and the successful communication with the first device. Subsequently, dozens of devices have been controlled via LENA through a range of methods while the user experience has been greatly refined. Additional features including advanced asset tracking, security modules, expanded equipment commissioning and decommissioning capabilities, and the inclusion of advanced retrieval augmented generation all are being added to the platform in order to provide a turnkey technology management solution.

2.1.4 - Growth Milestones:

Since its inception, NetSpeek has marked several key milestones, including the development of a working prototype of LENA and demonstrating the practical application of their innovative approach to Pro AV system management. The journey from concept to prototype not only showcases the technical achievement but also signals NetSpeek's potential to significantly impact the Pro AV market, with NetSpeek's platform representing a leap forward in intelligent Pro AV management solutions.

2.2 - Mission And Core Values

Mission Statement:
"Advancing intuitive and seamless communications between human beings and networked devices."

Core Values:

- **Integrity:** Always be honest with yourself and others. Especially when it is hard.
- **Creativity:** Allow yourself to wonder and explore new ideas.
- **Confidence:** You will make mistakes. It's part of the process. Take risks.
- **Exactitude:** When it comes time to execute, do so with extreme precision and detail.
- **Empathy:** You must make the customer's problems your own. Live in their shoes.

2.3 - Leadership And Key Personnel

The leadership and advisory team of NetSpeek, with Erik DeGiorgi, Katie Valle, and Brian Kane at the helm, brings a synergistic blend of expertise pivotal for pioneering the future of workspace communications. Their collective experience in Pro AV, strategic innovation, and advanced natural language-based technologies is the driving force behind NetSpeek's groundbreaking technology, promising a significant leap towards intuitive, seamless, and efficient workspace interaction.

- **Erik DeGiorgi - CEO**
  https://www.linkedin.com/in/erik-degiorgi-35466365/ >1,000 Connections
  With a background of growing MediaVue from a concept to over $6.5MM in annual revenue, Erik brings over fifteen years of experience in the Pro AV industry, holds an MFA from the Rhode Island School of Design, and served as a US Marine Corps infantryman in Afghanistan, highlighting his creative problem-solving skills and operational excellence.

- **Brian Kane - Principal Software Engineer**
  https://www.linkedin.com/in/brian-kane-a7a33367/
  With fourteen years of experience focusing on hardware control systems, Natural Language Understanding, and Artificial Intelligence. Brian's expertise spans from traditional statistical methods to advanced AI techniques, bridging the gap between hardware device control and human speech interaction.

- **Katie Valle - Advisor / VP of Sales (Q4 2024)**
  https://www.linkedin.com/in/katie-smith-valle-dsce-1127933/ >4,000 Connections
  As an accomplished sales management and leadership professional with two decades of experience in Pro AV, IT Managed Services, and Digital Signage industries. Katie excels in building partnerships and maintaining client-facing relationships, demonstrating an exceptional ability to connect with C-level executives and technical teams to deliver solutions that meet customer needs.

- **Bob Wilson - Director**
  https://www.linkedin.com/in/bob-wilson/ 3,500 Followers
  Having progressed through a series of roles, I am on a constant quest to aid companies in achieving complete excellence. My history of success is directly related to conceptualizing high impact sales strategies and growing global partner and alliances portfolios to ignite business growth across multibillion-dollar technology innovation organizations.

  What makes me stand-out is my stellar record of setting and translating a vision into executable plans while building, leading, and inspiring world-class teams to drive bottom-line results. As a strategic Board Member and Advisor, I have a record of delivering actionable insights and valuable advice to influence strategies and empower decision-making at executive level.

- **Jeff Lombardi - Director**
  https://www.linkedin.com/in/jeffslombardi/ 3,000 Followers
  Global investment executive and business leader who drives revenue generation and increases enterprise value. Experience spans start-ups to large global financial institutions developing new products/services from concept to commercialization. Broadly known within major international markets and maintains deep relationships across industries, companies, and strategic partners.

- **The Kernel LLC - Advisory Group**
  https://thekernel.io/
  The Kernel is a leading advisory firm that delivers digital strategies for the next generation of consumers by evaluating, investing and deploying cutting edge technologies.

  Our accomplished team of financial and tech experts brings decades of leadership experience across global investments, complex deals, growth strategies, and innovation. With proven capabilities spanning diverse sectors, this all-star group has the expertise to deliver comprehensive advisory services and unlock growth for your organization.

- **Stuart Armstrong - Advisor**
  https://www.linkedin.com/in/armstrongstuart/ >8,000 Connections
  A seasoned business executive with a remarkable track record of leading teams to deliver innovative products aligned with strategic business goals. His expertise spans strategic consulting, B2B technologies, digital signage, media, SaaS, enterprise software, brand marketing, retail consumer analytics, social media, and digital out-of-home (DOOH) advertising. Stuart's unique blend of executive management and business development skills has paved the way for several successful ventures.

  Stuart spearheaded one of the most successful shopper engagement companies in the digital signage domain—ComQi. During his tenure at ComQi, Stuart also served as a two-term elected president of the Digital Screenmedia Association. ComQi achieved a successful exit in 2018 when it was acquired by the global digital display giant, AUO.

- **David Danto - Advisor**
  https://www.linkedin.com/in/daviddanto/ >5,000 Connections
  David has had four decades of delivering successful business outcomes in media and collaboration technology for various firms in the corporate, broadcasting and academic worlds. David serves as the Director of Emerging Technologies for the IMCCA; as an InfoComm Emerging Technology Fellow; as a NAB "Pick-Hits" judge for Broadcast Engineering; and as a repeat judge for the CES Innovation Awards. David is an award-winning blogger and contributor to technology publications, a frequent presenter at conferences, and is a member of many industry advisory boards.

- **Mark Tompkins - Technical Advisor**
  https://www.linkedin.com/in/mark-tompkins-b3a28010/
  Mark has over two decades of experience designing and building software products from low-level device control to enterprise SaaS platforms. In his current role, Mark has helped scale a B2B SaaS platform for cybersecurity from startup stage as employee #4 to lead several teams as the head of API integrations at the now 600 person company. Mark holds both a Bachelor's and Master's degree in computer science from MIT and possesses a unique understanding of how to build and deploy software products from concept to scale.

2.4 - Recruitment Strategy

With the team's combined 50 years working in the Pro AV industry, and being at the early stage of creating ground-breaking new technology, NetSpeek is positioned to be successful in recruiting top talent. NetSpeek is also backed by seasoned directors, advisors and the Kernel LLC which will all contribute to the recruiting of essential employees.

The first round of hires will be two additional software engineers and one UI/UX designer. All positions are in active recruitment and the UI/UX designer has already been identified. The core team will be supported by a select group of part-time 1099 contractors with specializations in necessary areas.

All administrative, legal, HR and other ancillary needs will be outsourced to third parties.

2.5 - Key Partnerships

NetSpeek's small team of leaders and advisors combine over 150 years of experience working in and around the Pro AV industry. Over that time, they have developed a vast network of partners at all levels that spans all relevant disciplines. This includes direct, senior contacts at many of the manufacturers of Pro AV technologies, including Microsoft, Poly, HP, Barco, Logi, LG, Samsungc, NEC, Legrand, Christie, Peerless, Zoom and Cisco among many more. Additionally, the team has strong relationships with channel partners including international system integrators and managed service providers such as Diversified, AVI-SPL, AVI Systems, Kinley, Ford AV, and Solutionz, as well as many more local and regional firms.

In addition to vendor and channel partnerships, the NetSpeek team brings a long list of enterprise customers that they have worked with and sold into in previous roles. **Katie and Erik combined have sold over $100,000,000 in Pro AV technologies over their careers** to major accounts including Elevance Health, TJX, Sysco Foods, Travelers Insurance, Mercy Health, Bureau of Prisons, Brown Foreman, Disney, Shane Co, Raytheon, Paramount, HSBC, General Motors, JP Morgan Chase, Quallcomm, Etrade, Massport, WGBH, Andersons Inc, Rio Tinto, Johns Hopkins University, Nationwide and Mastercard to name a few.

2.6 - Legal & Organizational Structure

- **Structure:** NetSpeek Inc. is a registered Delaware C-corp.
- **Equity Distribution:** The pre-seed and seed rounds will be structured as SAFE rounds with a valuation cap and no discount.
- **CAP Table:** The CAP table is managed in Carta
- **Legal Counsel**: Corporate counsel is provided by Gessmer Updegrove out of Boston, MA.
- **Operational Governance:** The company operates according to an Operating Agreement that outlines member roles, responsibilities, and profit distribution, ensuring clarity and fairness in its internal operations.

3. Industry and Market Analysis

The Pro AV industry is experiencing a dynamic shift driven by the rise of hybrid work models, digital transformation initiatives, and accelerating technological advancements. This confluence of factors is propelling significant growth,with The Professional Audio-Visual Systems market estimated at USD 278.57 billion in 2024, and expected to reach USD 356.88 billion by 2029, growing at a CAGR of 5.08% during the forecast period (2024-2029). *Source: Mordor Intelligence. (2024). Professional Audio-Visual Systems Market - Growth, Trends, and Forecasts (2024-2029)*

3.1 - Key Characteristics:

1. **Diverse applications:** Pro AV solutions cater to a wide range of needs, including video conferencing, digital signage, collaboration spaces, training rooms, and more.
2. **Shifting landscape:** Hybrid work models and return to office mandates flexible and frictionless Pro AV solutions, while digital transformation pushes for rapid adoption of new technologies.
3. **Tech-driven future:** AI, IoT, and cloud computing are revolutionizing the industry, offering intelligent data generation, improved scalability, increased automation and enhanced user experiences.
4. **Digital transformation:** Modernization efforts prioritize seamless communication and collaboration, leading to increased investments in Pro AV technologies.

3.2 - Market Challenges:

1. **Interoperability:** The quickly growing estate of mission critical Pro AV technologies has yet to benefit from universal control or unified management.
2. **Cybersecurity:** Securing Pro AV systems against cyber threats is crucial in the hybrid work environment, and the overall security of a corporate enterprise is now a major metric when evaluating business relationships of all kinds.
3. **Rapid technological change:** Keeping up with the pace of innovation can be daunting for organizations, especially in an industry that is struggling to recruit talent with the technical training to deploy and manage complex infrastructure.

3.3 - Market Drivers And Growth Dynamics:

The Pro AV industry is forecasted to add nearly $100 billion in revenue over the next five years, reaching an estimated $402 billion by 2028. This significant growth, as reported by AVIXA's 2023 Industry Outlook and Trends Analysis (IOTA), indicates a robust recovery from the pandemic and a strong trajectory of expansion for the industry. While what the Pro AV encompasses can vary to some degree based on the reporting agency, the predictions by AVIXA are supported by the following leading market research companies.

3.3.1 - Current Size & Growth Trajectory Reports:

1. The Pro AV market reached USD $307 billion in 2023 and is forecast to hit USD $402 billion by 2028, representing a projected CAGR of 5.6%. *Source: AVIXA's Industry Outlook and Trends Analysis 2023 (IOTA)*
2. The Professional Audio-Visual Systems Market size is estimated at USD $278.57 billion in 2024, and is expected to reach USD $356.88 billion by 2029, growing at a CAGR of 5.08% during the forecast period (2024-2029). *Source: Mordor Intelligence. (2024). Professional Audio-Visual Systems Market - Growth, Trends, and Forecasts (2024-2029)*
3. The Global Professional Audio-Visual (Pro AV) market accounted for $279.28 billion in 2020 and is expected to reach $758.38 billion by 2028 growing at a CAGR of 13.3% during the forecast period. *Source: Professional Audio/Visual (Pro AV) Market Forecasts to 2028*

3.3.2 - Key Points:

1. **Recovery and Growth:** Post-pandemic recovery has largely concluded, setting the stage for sustained growth in the Pro AV market. The industry is expected to grow healthily through 2028, albeit with a gradual decline in year-over-year percentage growth, reflecting a maturing market.
2. **Technological Drivers:** Innovations in cloud computing, AI, and IoT are pivotal in driving this growth, as they enable more sophisticated and seamless AV solutions.
3. **Market Dynamics:** The expansion is supported by increasing demand for high-quality, integrated AV experiences across corporate settings, education, healthcare, and retail, among others.
4. **Challenges and Opportunities:** While the market faces challenges such as interoperability between diverse systems and cybersecurity risks, these also present opportunities for companies like NetSpeek to offer differentiated, value-added solutions. Identification of key market drivers, challenges, and technological advancements

3.4 - Target Market and Early Adopters:

NetSpeek's platform is primarily aimed at large enterprises, universities, government institutions, and MSPs who manage extensive Pro AV infrastructures across multiple sites. These organizations face significant challenges in terms of interoperability, technical complexity, and the high costs associated with managing and supporting their Pro AV environments.

3.4.1 - Large Enterprises (1,000+ employees)

Needs: Seamless integration of a diverse estate of Pro AV equipment spread across many geographic locations. Reliable performance for critical communications, and minimal downtime in varying use cases is essential to maintain workplace efficiency and manage operational costs.

NetSpeek's Solution: Offers a unified management platform that simplifies the control and monitoring of Pro AV systems across multiple corporate campuses or geographic locations, ensuring consistent and reliable communication channels while providing standardized management tools, processes, and user experience.

3.4.2 - Mid-Market Companies (100 - 1,000 employees)

Needs: User-friendly Pro AV solutions that support hybrid work models and seamless collaboration across teams. Mid-market companies often struggle with a lack of dedicated personnel to support their growing technology infrastructure, so eliminating as much physical intervention to maintain the network is imperative.

NetSpeek's Solution: Provides an easy-to-use, scalable Pro AV management platform that enables mid-market companies to effectively manage their infrastructure without requiring extensive technical expertise or resources.

3.4.3 - Managed Service Providers (MSPs) & System Integrators (SIs)

With over 100,000 MSPs & SIs worldwide, this segment represents a substantial opportunity for NetSpeek. Assuming 10% of these MSPs and SIs have clients with significant Pro AV management needs, and each provider manages an average of 500 rooms, the total addressable market for NetSpeek within this segment could be around 5 million rooms. Capturing just 1% of this market initially would represent 50,000 rooms under management, translating to $30 million in annual recurring revenue (ARR) at a price point of $50 per room per month.

Needs: Efficient and centralized Pro AV management tools to support their clients' diverse needs, while reducing operational complexities and costs. MSPs and SIs are currently shifting their business models to include more recurring revenue streams, and AV as a service (AVaaS) models are becoming more common offerings.

NetSpeek's Solution: Provides MSPs and SIs a universal Pro AV management toolset that they can apply to a varying array of customers, streamlining operations, improving service quality, and driving additional revenue streams.

3.4.4 - Outsourcing Companies:

Major outsourcing firms have a significant presence in the IT and Pro AV management space. These companies manage tens of thousands of Pro AV rooms across their client portfolios. Securing even one major outsourcing firm as a client, with an initial deployment of 10,000 rooms, would represent $6 million in ARR for NetSpeek.

Needs: Robust, enterprise-grade Pro AV management solutions to support their global client base, ensuring high-quality service delivery and operational efficiency.

NetSpeek's Solution: Enables outsourcing firms to standardize and optimize their Pro AV management processes, reducing complexity, improving client satisfaction, and driving cost savings.

3.4.5 - Adoption Strategy:

Given the ability of NetSpeek's technology to manage the near totality of networked devices within an organization, we are adopting a "land and expand" strategy. The clear and present need to manage a subset of networked devices in conference rooms, classrooms and huddle spaces is the direct opportunity that NetSpeek will initially focus on.

Upon successful deployment in the aforementioned spaces, the opportunity to expand within existing accounts is significant. LENA can easily be expanded and optimized to manage networked devices in near endless use cases in a significant number of markets.

By segmenting our target market, addressing the unique needs of each segment, and tailoring our adoption strategy accordingly, NetSpeek can effectively navigate the market landscape and drive the successful adoption of LENA across a wide range of organizations.

3.5 - Total Addressable Market (TAM) for NetSpeek

NetSpeek's innovative platform has the potential to revolutionize Pro AV device management not only in the United States but also on a global scale. As we establish our presence in the U.S. market, it is essential to understand the full scope of our addressable market. While our initial focus is on customers located in the U.S. many enterprise customers span multiple continents and NetSpeek's reach could similarly expand globally.

3.5.1 - Global Market Opportunity

While our initial focus is on the U.S. market, it is important to recognize that NetSpeek's platform is globally scalable. As we gain traction in the U.S. we plan to strategically expand into international markets, leveraging our success and adaptable solution to capture a substantial share of the global Pro AV device management market.

3.5.2 - Overview

For the purposes of this business plan, we have focused on calculating the Total Addressable Market (TAM) specific to the United States. This represents the full potential demand for our connectivity solutions across all relevant sectors within the U.S., reflecting the broadest possible market opportunity for our products. The U.S. TAM encompasses all companies that could theoretically benefit from enhanced Pro AV technology, assuming no constraints on our ability to reach them.

3.5.3 - NAICS Data Integration

Drawing from the US NAICS data, we've identified companies within specific employee size ranges that are known to operate within sectors likely to require sophisticated Pro AV solutions. The size of a company is a strong indicator of its infrastructure needs and propensity to invest in Pro AV technology. Therefore, the NAICS data serves as a realistic foundation for calculating the TAM.

3.5.4 - TAM Calculation

We have classified companies into our target sectors based on their NAICS descriptions, considering employee size categories of 100-249, 250-499, 500-999, and 1,000+ employees. The total number of companies in these categories forms the basis of our TAM calculation.

3.5.5 - Rationale Behind TAM

The rationale for our TAM extends beyond mere numbers. It is shaped by the following considerations:

- **Market Trends:** The increasing importance of digital communication and remote collaboration has amplified the need for Pro AV technology across various sectors.
- **Sector-Specific Demand:** Certain sectors, such as technology and finance, have inherently higher requirements for Pro AV-enabled conference rooms due to the nature of their operations.
- **Company Growth Trajectories:** As companies grow, there is a natural progression towards enhancing their communication and collaboration infrastructure, which includes investing in sophisticated Pro AV technologies.
- **Competitive Landscape:** Our TAM reflects the possibility of capturing market share from existing solutions as well as catering to unmet demands within the market.

The TAM for NetSpeek, grounded in the comprehensive NAICS data, underscores the expansive market opportunity awaiting our state-of-the-art platform. It encapsulates an optimistic yet informed projection of our potential reach, assuming full market penetration. This serves as a guiding star for our strategic planning, product development, and marketing efforts, as we strive to realize the full scope of this opportunity.

3.5.6 - Conclusion

The **calculated TAM of 166,000 plus companies** serves as the maximum potential market for AV conference room technology, should conditions allow every one of these companies to be a customer. This number sets the stage for further refinement into more targeted segments, which will be addressed in the Serviceable Available Market (SAM) analysis.

3.6 - Serviceable Available Market (SAM) for NetSpeek

The Serviceable Available Market (SAM) for NetSpeek represents a focused segment of the Total Addressable Market (TAM), honing in on those sectors identified as having a higher likelihood of requiring advanced Pro AV management tools. By targeting these sectors, NetSpeek can efficiently allocate resources towards the markets with the greatest need and potential for adoption.

3.6.1 - Identified Sectors

Based on our analysis, the sectors with a heightened propensity for Pro AV technology use have been categorized as follows, with their corresponding likelihoods:

- Technology: Very High
- Consulting & Professional Services: Very High
- Finance & Banking: High
- Healthcare: High
- Universities & Colleges: High
- Government: High
- Manufacturing: Moderate
- Retail: Moderate

These sectors were chosen based on their operational requirements for advanced communication tools and collaborative spaces, reflecting a strategic focus for NetSpeek's market penetration efforts.

3.6.2 - Sector-Specific Estimates

Utilizing the NAICS data, we have classified companies within our TAM into these sectors based on industry descriptions. This classification enables a targeted approach to understanding where NetSpeek's platform fits best within the broader market landscape.

3.6.3 - Application of Weightings

To quantify the SAM, we applied weightings to each sector based on their projected Pro AV needs:

- Very High: 1.0
- High: 0.8
- Moderate-High: 0.7
- Moderate: 0.5
- Moderate-Low: 0.3

These weightings reflect the estimated proportion of companies in each sector that are likely to have Pro AV conference room technology.

3.6.4 - Calculation of SAM

By applying these weightings to the number of companies within each sector, we estimated the SAM for NetSpeek. This calculation provides a focused view of our immediate target market, allowing for more precise marketing and sales strategies.

Understanding the SAM enables NetSpeek to:

- Tailor product development to meet the specific needs of sectors with the highest demand for Pro AV solutions.
- Allocate marketing resources more effectively by targeting communications towards industries with the greatest potential for engagement.
- Design sales strategies that address the unique challenges and opportunities within each targeted sector, enhancing the likelihood of successful market penetration.

The SAM for NetSpeek, derived from a detailed analysis of industry sectors, company sizes, and prior relationship and sector specific knowledge guides our strategic approach to capturing the segments most likely to benefit from NetSpeeks platform.

3.6.5 - Conclusion

The Serviceable Available Market for each company size category, based on the sector weightings and company size data, is as follows:

- For companies with 100 - 249 employees, the SAM is 13,917.2
- For companies with 250 - 499 employees, the SAM is 7,367.2
- For companies with 500 - 999 employees, the SAM is 4,793.4
- For companies with 1,000+ employees, the SAM is 5,511.5

Adding these together gives us a total **SAM of 31,589**. This figure represents the estimated number of companies within our specified target sectors and size ranges that could potentially use NetSpeeks's platform to manage their estate of Pro AV technologies.

3.7 - Target Buyer Personas

To successfully penetrate the market and drive the adoption of LENA, it is essential to align our messaging and positioning with the priorities of key decision-makers across various buying centers in potential client organizations.

Based on our understanding of purchase drivers, influencers, and user needs, we have identified the following key personas:

3.7.1 - IT and Pro AV Leadership:

- **Titles:** CIO, CTO, Head of AV/UC Infrastructure
- **Needs:** Simplified oversight, better utilization of existing investments, maximizing of limited human resources, and enhanced user experience
- **Value Proposition:** NetSpeek offers a unified platform for managing complex Pro AV environments, reducing complexity, improving efficiency, and delivering a superior user experience.

3.7.2 - Procurement Officers:

- **Titles:** Procurement/Purchasing VPs, Controllers, CFO
- **Needs:** Clear ROI and TCO impact analysis, optimal allocation of technology budgets. Accurate asset tracking of equipment for depreciation and obsolescence.
- **Value Proposition:** NetSpeek provides a cost-effective solution that optimizes Pro AV lifecycles, provides clear and present insight on capital investments, reduces operational expenses, and delivers measurable business value.

3.7.3 - Department Heads:

- **Titles:** Regional Sales Directors, Marketing VPs, HR Directors
- **Needs:** Reliable and high-performing collaboration tools to support business objectives that enable day-to-day work to be done without interruption.
- **Value Proposition:** NetSpeek ensures seamless and uninterrupted communication and collaboration experiences, enabling teams to be more productive and drive better business outcomes without constant support from technical support teams.

3.7.4 - Facilities Managers:

- **Titles:** Head of Real Estate, Building Services Leads, Facilities Directors
- **Needs:** Integrated technology deployments that work seamlessly across physical spaces that require little or no technical ability to operate.
- **Value Proposition:** NetSpeek enables the smooth integration of Pro AV systems into the built environment, creating intuitive and user-friendly experiences that enhance the overall workplace.

3.7.5 - MSP & SI Leadership:

- **Titles:** CEO, CTO, VP of Service Delivery
- **Needs:** Scalable and efficient Pro AV management solutions to support their clients' diverse needs while bolstering recurring revenue opportunities.
- **Value Proposition:** NetSpeek empowers MSPs & SIs to deliver high-quality Pro AV services to their clients, reducing complexity, improving service delivery, and driving additional recurring revenue streams.

3.7.6 - Outsourcing Firm Executives:

- **Titles:** Account Directors, Service Delivery Managers, Client Engagement Leads
- **Needs:** Robust and reliable Pro AV solutions to support their global client base and ensure service excellence
- **Value Proposition:** NetSpeek enables outsourcing firms to standardize and optimize their Pro AV management processes, enhancing client satisfaction, improving operational efficiency, and reducing costs.

3.8 - Competitive landscape

Our competitive assessment provides a snapshot comparison of NetSpeek's novel remote management platform against existing offerings within the Pro AV industry.

There are three major categories of existing remote network management tools for Pro AV: hardware manufacturers, system integrators and SaaS platforms. NetSpeek is poised to disrupt the market due to the inflexibility and inherent limitations of each category of provider.

Hardware Manufacturers: Software built to support their hardware sales. Little interoperability.

System Integrators: Software built to sell managed service contracts. Hard to deploy and use.

SaaS Offerings: No natural language, system administrator focused and heavy manual programming.

Company: Kramer Electronics	Website: www.kramerav.com
Primary Business: Hardware Manufacturer	Annual Revenue: $185,000,000
Company Overview: Kramer Electronics is an Information and communications technology company that designs, manufactures and distributes network-based devices and networking cables for professional video over IP and audio over IP. Products are commonly used for Video Conferencing, Education Technology and Closed-circuit television.	
Management Software: Panta Rhei	
Software Overview: Panta Rhei is a single, centralized, cloud-based audio-visual ecosystem platform that encompasses the full audio-visual lifecycle—from the deployment of audio-visual systems to their management, operation, optimization, and to the final user experience.	
NetSpeek Differentiations: Recently released platform. Generally requires an agent to be installed on controlled devices and requires control hardware installed on the local network(s). No natural language component and multi-device management subroutines require significant engineering.	

Company: Crestron	Website: www.crestron.com
Primary Business: Hardware Manufacturer	Annual Revenue: $991,000,000
Company Overview: Crestron Electronics (or simply Crestron) is an American privately held multinational corporation that manufactures and distributes control automation and integration technology. The company designs, manufactures, and distributes equipment used to control technology in commercial audiovisual environments such as meeting spaces, conference rooms, classrooms and auditoriums.	
Management Software: XIO Cloud	
Software Overview: You have lots of spaces and lots of devices to manage. Now, you have one single unifying operation platform for all your workplace technology. No more multiple systems to manage or monitor. Just one dashboard that makes it easy to see and easy to manage every room everywhere.	
NetSpeek Differentiations: The leader in hardware control systems. Management software primarily focused on the Crestron device ecosystem with hard to implement installations on other devices. No natural language component and multi-device management subroutines require significant engineering.	

Company: Biamp	Website: www.biamp.com
Primary Business: Hardware Manufacturer	Annual Revenue: $108,000,000
Company Overview: For over 45 years, Biamp has created professional audiovisual solutions that enable great communication. From the smallest of rooms to the largest of venues, we empower true human connection in every space.	
Management Software: SageVue	
Software Overview: SageVue is a browser-based software platform that enables technology managers, integrators, and end users to manage and monitor Biamp devices connected to their network. With SageVue, authorized individuals can review system status and perform administrative tasks.	
NetSpeek Differentiations: Classic example of a device vendor offering management software for their devices only. This is the root of the interoperability issue in Pro AV.	

Company: One Diversified	Website: www.onediversified.com
Primary Business: System Integrator	Annual Revenue: $1,000,000,000
Company Overview: From analog to digital and fiber to cloud, Diversified has partnered with clients around the world to deliver the latest technology advancements throughout the last four decades.	
Management Software: Pulse	
Software Overview: Pulse is a compelling service that includes proactive alerts and monitoring as well as resolution and advanced analytics, empowering your business with instant, actionable insights into device performance and well-being. As your dedicated technology partner, we stand by your side, facilitating vigilant monitoring, effective management and performance optimization, all while minimizing disruptions and elevating security to new heights.	
NetSpeek Differentiations: Software created to support managed services contracts. Intricate deployment and lack of compatibility. No natural language component and multi-device management subroutines require significant engineering.	

Company: AVI-SPL	Website: www.avispl.com
Primary Business: System Integrator	Annual Revenue: $857,000,000
Company Overview: AVI-SPL is a multi-office provider of collaboration and audio video technologies, and managed AV services to businesses and organizations. The company installs equipment related to video conferencing and telepresence, digital media systems, audio, security systems, control rooms, and provides onsite staffing.	
Management Software: Symphony	
Software Overview: AVI-SPL Symphony is an award-winning user experience management platform to administer, monitor, control, and analyze your multi-vendor AV, UC, and meeting environments.	
NetSpeek Differentiations: The software is mainly used as a tool to sell managed services contracts. SPL averages a 4:1 ratio of services to software licenses so there is no incentive to make the platform user friendly. No natural language component and multi-device management subroutines require significant engineering.	

Company: AVI Systems	Website: www.avisystems.com
Primary Business: System Integrator	Annual Revenue: $211,000,000

Company Overview:
Founded in 1974, AVI has grown from humble beginnings into the largest global audiovisual services provider – serving customers around the world. As an employee-owned company, everyone who works at AVI has a stake in your success. We hold ourselves to high standards and commit to delivering exceptional work to our clients. We do this while holding ourselves accountable to our core values of integrity, elevation, curiosity, oneness, and stewardship.

Management Software: Insight

Software Overview:
By integrating monitoring, analytics and support into a single cloud services offering, AVI Insight gives you the actionable knowledge you need to sustain peak performance of your AV, UC and digital media infrastructure.

NetSpeek Differentiations:
One of the worst user interfaces of modern remote management software options. Largely not used because of its antiquated user interface and challenging implementation. No natural language component and multi-device management subroutines require significant engineering.

Company: Utology	Website: www.utology.com
Primary Business: SaaS	Annual Revenue: Unknown

Company Overview:
Utelogy is a leading provider of Intelligent Management, Monitoring and Software that delivers analytics and control to the fast-moving world of AV and Unified Communications. Utelogy helps organizations make data-driven decisions and empowers support organizations to deliver world class, enterprise grade service more efficiently.

Management Software: U-Manage

Software Overview:
The Utelogy platform is used to manage anything from the simplest of technology in collaboration rooms and classrooms/learning spaces to the evolving world of Intelligent Buildings and complex IoT environments.

NetSpeek Differentiations:
One of the only true SaaS offerings on the market. This platform requires an agent to be deployed on each device that it is managing. No natural language component and multi-device management subroutines require significant engineering.

4. Product Overview

4.1 - Platform Context

NetSpeek's platform redefines how organizations can deploy, use and manage Pro AV technologies through its innovative use of natural language artificial intelligence, solving many of the most ubiquitous problems within modern Pro AV environments.

The platform's capabilities are built around the most common use cases of Pro AV network management. While every network has its own unique characteristics and is comprised of its own subset of technologies, the overwhelming majority of Pro AV networks function relatively similarly, and have a great deal of overlap of technologies.

Pro AV networks all typically require:

1. Historical and real-time accountability for what is on the network.
2. The ability to commission and decommission new and old technology.
3. Remote and/or physical access to the devices on the network for maintenance and upkeep.
4. The ability for non-technical users to interface with the technology operationally as part of their daily workflow.
5. Security measures to mitigate inside and outside threats.
6. Interoperability with other business infrastructure such as ERP, financial or support software.

While Pro AV networks have a standard set of general requirements, most often these requirements are not fully met. Commonly, Pro AV networks are stitched together ad hoc with an array of secondary technologies meant to simplify and streamline operations - but the patchwork approach often increases the complication of day-to-day use and management.

In contrast, NetSpeek's platform addresses issues within all facets of network deployment, use, and management, streamlining common processes and bringing efficiencies across all requirements.

4.2 - Platform Architecture

The sum of technologies that combine to create NetSpeek's platform consists of a multitude of software components deployed in the cloud and on the local network(s). Unlike many device management tools used today, NetSpeek's platform requires no custom hardware to be installed on the local network.

4.2.1 - Platform Architecture Diagram



Located in Wide Area Network
Hosted in Cloud Server
Located on Local Network
Digital Endpoint
Digital Endpoint
3rd Party Hardware Controller
Local Area Network Agent
Relational Database
Speech To Text Application
Graphical User Interface
Back-End Server
Digital Endpoint With Client Device Agent Installed
3rd Party Server
Large Language Model Artificial Intelligence
Object Storage
Digital Endpoint
Digital Endpoint
Natural Language Understanding Artificial Intelligence

4.2.2 - Platform Components

The major components of the platform are the following:

- **Graphical User Interface:** A visual interface that allows users to interact with computers or electronic devices making it easier to navigate and control software applications.
- **Relational Database:** The relational database allows for efficient storage, retrieval, and manipulation of structured data using Structured Query Language (SQL).
- **Back-End Server:** The backend server is responsible for the server-side processing and data management and contains several applications including API Gateway, Translation Engine and Dispatcher.
- **Natural Language Understanding Artificial Intelligence:** Software system or algorithm to comprehend and interpret human language in a way that enables it to understand and extract meaning from text.
- **Generative Artificial Intelligence:** An Artificial Intelligence model trained on large datasets capable of generating coherent outputs by learning the underlying patterns and structures of the training data.
- **Speech To Text Application:** Software which accepts spoken words in audio format and transcribes them to textual format.
- **Object Storage:** A computing architecture that stores data as discrete objects rather than in a traditional file hierarchy.
- **Client Device Agent:** Software or code that runs on a supported device and acts as an intermediary between the device and the Back-End Server.
- **3rd Party Server:** A server that is owned, operated, or controlled by an organization other than the primary entities associated with the application and the user.
- **3rd Party Hardware Controller:** An electronic device which can be interfaced with to gather information about or control other supported devices.
- **Local Area Network Agent:** Software that runs on any computing device within the user's local area network and acts as an intermediary between many devices and the Back-End Server.
- **Digital Endpoint:** A device or node that acts as a source or destination for data transmissions within a network, or a supported device connected to such a node.

4.3 - Platform Flowchart

While other human interface modalities can be used, for example a mouse, keyboard and GUI, the platform has been designed to rely heavily on natural language communication for most processes.

LENA can communicate with a user while processing information and leveraging software modules behind the scenes without any additional human interaction. LENA interfaces with a user in three primary use cases: query, command and troubleshooting. LENA is able to parse a natural language utterance and determine what category of request is being made, and then leverage the appropriate downstream software modules to fulfill the request. Multiple requests can be processed simultaneously for different categories, giving the user a seamless experience and the perception that there is no functional differentiation between their requests.


User types textual request in chat
User speaks verbal request in chat
Speech synthesized to text
Natural Language Understanding Artificial Intelligence parses utterance for intent to classify what user wants to accomplish and any relevant contextual info
Device(s) Command & Control
What is the user's intent?
Query Device(s)
Troubleshoot Device(s)
Determine based on the user request and context if request can be fulfilled with the devices the user has available
Generative Artificial Intelligence is prompted with user's inquiry and context about the user and what addressable devices the user has
Use contextual entities extracted by the Natural Language Understanding Artificial Intelligence as well as user metadata to filter known devices and return device information read from the device(s)
Display response from AI to user
Display tabular data to user
Can request be fulfilled?
Yes
No
Inform user request is not possible
Use device-specific communication methodologies to configure and/or control devices to fulfill request

4.4 - Platform Modules

Within the platform and system architecture there are several modules embedded to perform specialized tasks. Each module contributes to the platform's ability to provide turn-key, centralized network management. The inclusion of key modules transforms the platform from strictly device control to a complete enterprise network management platform.

Primary Modules:

- Command
- Query
- Troubleshoot

Additional Modules:

- Authentication and Authorization
- Notifications and Alerts
- Support Ticket Generation
- Network Security
- Provisioning
- Decommissioning
- Document Retrieval
- Physical Location Organization
- Scheduled Actions
- Mobile App Interface

4.5 - Patent Abstract

The patent application for the platform's underlying capabilities is written and will be filed in Q2 of 2024. The application primarily focuses on the novel approach to parsing natural language and generating structured data in order to manipulate a diverse set of technologies that do not benefit from universal or standardized communications protocols.

NATURAL LANGUAGE ENABLED UNIVERSAL CONTROL SYSTEM FOR NETWORKS OF HETEROGENEOUS DIGITAL ENDPOINTS

ABSTRACT
Utilizing natural language understanding and large language model artificial intelligence algorithms to facilitate natural language communication via a user interface to a software application which generates queries, commands, and troubleshooting information for a disparate network of multi-vendor digital endpoints through the means of heterogeneous communication protocols and application programming interfaces to bring standardization to the user experience when a user is attempting to generate information and insight, issue device commands or configuration, and provide troubleshooting support for the networked devices.

5. Value Proposition

5.1 - Costs and Efficiencies

There are two principal ways in which NetSpeek's platform brings value to its customers: decreasing operating costs and increasing workplace efficiency. Within these two primary categories lie dozens of secondary and tertiary means of adding value.

5.1.1 - Decreasing Operational Costs:

The operational cost of managing Pro AV infrastructure is high. Skilled labor requires ongoing training of new technologies, and manual interventions are time consuming. NetSpeek's platform streamlines and/or automates many of the daily workflows for Pro AV support teams, greatly reducing the burden on support teams.

- Provides standardization and uniformity of Pro AV technology across the entire enterprise
- Comprehensive and accurate asset tracking maximizes YoY equipment depreciation
- Automation and real-time monitoring eliminate the need for daily, manual room checks
- Centralized, remote management of technology reduces the need for hands-on support
- Universal knowledge base reduces the need for highly skilled and highly trained support staff
- Reduction of reliance of support staff, as users can troubleshoot via natural language
- Time to provision new equipment dramatically reduced
- Real-time security reduces the possibility of costly security breaches
- Eliminates the need for "black box" hardware control systems that require specialization
- User interface leverages BYOD approach, eliminating the need for bespoke HID

Example Operational Cost Reduction:

By making several assumptions based on NetSpeek's team's real-world experience, we can estimate the value the platform brings to the daily operation of a Pro AV network.

Example network:
Acme Corporation = 1000 employees
Rooms & Spaces with Pro AV = 1 R&S per 10 employees = 100 Total R&S
Support Staff Required Without NetSpeek = 5 @ $80,000/yr/person = $400,000/yr total
Support Staff Required With NetSpeek = 3 @ $80,000/yr/person = $240,000/yr total
Cost Reduction for support Staff = $160,000/yr
NetSpeek Cost to Company = $50/rm/mo = $60,000/yr
Operational Cost Savings = $100,000

5.1.2 - Increasing Workplace (User) Efficiency:

When workers encounter friction when using their mission critical technologies, efficiency and momentum plummet.

- Enhanced user experience creates less friction and greater worker satisfaction
- Decreased downtime reduced productivity loss from technology not working as intended
- Workforce needs little to no training to utilize Pro AV technologies
- Users can move fluidly around the workspace, interacting with both colleagues and technology via natural language
- Workforce compelled to spend more time in the office because of a novel, exciting and frictionless technology, supporting return to office policies

Example Efficiency Gains:

By working an example equation backwards in a single room we can determine the minimum efficiency gain needed to justify the platform's cost.

Example Room:
John Doe Compensation = $120,000/yr = $62.50/hr = $1.04/min
NetSpeek Cost for Single Room = $50/rm/mo = $2.50/rm/workday
Employee Time Savings to Break Even Cost = $2.50/day ÷ $1.04/min = 2.4 minutes/day
Meeting of 4 Employees Time Savings to Break Even Cost = 2.4 ÷ 4 = 36/seconds/day

5.2 - Module Value

Expanding upon several of the key modules and most common activities in Pro AV network support, NetSpeek's platform clearly delivers extensive value throughout the enterprise.

5.2.1 - Asset Tracking & Database Management

When initially deployed into the network(s), NetSpeek's platform performs a network-wide audit. The audit cross-references any databases or spreadsheets used for asset tracking with a scan of the network conducted by the LENA agent deployed on the network. Disparities are identified and flagged for review. Once the database audit is complete, it is merged and imported into the NetSpeek platform, and leveraged as part of the natural language interface.

Process:

- **Data Import:** Begins with uploading existing asset data into a database established for that end-user, setting the foundation for network auditing.
- **Network Scan(s):** Deploys a LENA agent for automated network scans, identifying devices and uploading data to the database.

- Cross Reference: Matches asset tracking data with network scan results, ensuring accuracy in device identification and location.
- Compile Database: Finalizes the asset database through user verification, creating a comprehensive, organized central database for asset tracking and management.

5.2.2 - Provisioning & Decommissioning

It is common to cycle equipment in and out of a network. This could be a result of device failure, end of life, out of warranty, scheduled upgrades or several other factors. LENA assists in this process, streamlining workflows.

Process - Provisioning:

When a new device is discovered on the network, the network administrator is alerted through the platform that there is a new device that is not yet provisioned. The installer can then provision the device by adding a location and Unique Device Identifier (UDI) to the database. It's important to note that no more programming is required by the user to provision a new device. As soon as LENA has captured the device location and UDI, a user will be able to interact with that device immediately and similarly to how they did previously. In every other remote monitoring software, subroutines must be rewritten to control a new device.

Process - Decommissioning:

Decommissioning a device is a one-touch process via the LENA user interface that can be conducted by an installer or network administrator with appropriate permissions. Through the user interface, the asset tracking database is automatically updated.

5.2.3 - Security

NetSpeek's platform employs the most modern security measures to secure data at rest and in transit both on the local network and in the cloud. Additionally, the platform is able to actively monitor the local network to ensure unknown or foreign devices do not gain access. Overall, this greatly enhances network security by identifying and managing unknown devices on the local network and employing modern best practices with cloud computing.

Process - Platform Security Measures:

- Login credentials, local network API keys, and other sensitive data is stored on the LENA agent(s) deployed on the customer's local network(s) (LAN). NetSpeek does not have access to that data.
- Device telemetry and other non-sensitive data is stored in NetSpeek (Azure) cloud.
- Azure Key Vault is used for securing API keys
- The NetSpeek (Azure) cloud is structured as a multi-tenant cloud database infrastructure standard. If required private cloud options are also available.

- All LAN to cloud communications leverage the most modern, standard security protocols (TLS) when utilizing HTTPS & WebSockets.
- Data at rest on the local network and in the cloud is encrypted.
- Single Sign On and Multi-Factor Authentication will be implemented in Q3 2024.
- Change Management, Access Management, Incident Response, Data Classification, Digital Access, Encryption Management, Network Management and Vulnerability Management policies are being established and SOC 2 compliance is on the operational roadmap.

Process - Local Network Monitoring:

Through the LENA agent, the platform has the ability to identify foreign or unknown devices that appear unexpectedly on a local network. LENA can be set up to report unknown devices and if required prevent those devices from remaining on the network.

5.2.4 - Remote Network Management

LENA has three principal capabilities that when combined, enable the software to seamlessly bridge human-machine interactions. Much of what LENA can do can be automated, providing real-time monitoring of the network with little to no human intervention. Over time LENA continually becomes more autonomous and requires less skilled human interaction to manage the day-to-day operations of the network.

Process

- **Query:** LENA is able to monitor all the connected devices on the network in real-time. In addition to being able to present the location and UDI of any connected device, In response to a natural language request, LENA can display information such as status and utilization via the user interface.
- **Device Communication:** One of the key components of the platform is LENA's ability to act as a "universal translator" to all the connected devices. Upon successful interpretation of a user's request, LENA will issue the appropriate commands to the necessary devices with no further human intervention.
- **Universal Knowledge:** Through retrieval augmented generation, LENA maintains an encyclopedic knowledge of all aspects of the network and is able to reference that information instantly. LENA is able to instantly access and reference information such as performance history, user manuals and support histories to support various workflows in management and support roles.

5.2.5 - General Usage

The efficiencies gained within the general workforce will be substantial. Non-administrator users will largely interface with LENA via the user-friendly BYOD mobile app (iPhone & Android). In this use case, the set of information and capabilities is restricted to the necessary usage in the specific space. Alternatives to BYOD interaction with LENA, mainly via smart speaker or other fixed listening device in the space have been validated and can be included in the development roadmap if customer

demand warrants it. In either case, users can communicate directly with their workplace technology just as they are familiar with interacting with other consumer voice assistants such as Apple's Siri or Amazon's Alexa.

Process:

1. User opens the LENA app on their smartphone
2. User scans room (or location) QR code or selects the room from the list provided
3. User speaks or types into their phone and dictates objective

5.3 - Total Value

Netspeek's innovative platform streamlines the management of corporate networks, reducing the complexity and overhead associated with traditional connectivity solutions. By offering a single, unified system that supports the breadth of networked devices within a room, NetSpeek brings unparalleled efficiency gains to technology-driven workforces, freeing up substantial capital for investment in other areas of the business.

ExampleTotal Value:

Example network:
Acme Corporation = 1000 employees = 100 Rooms and Spaces with Pro AV
Operational Cost Savings = 40% Support Staff Reduction (2 people) = $160,000/yr
Employee's Time Savings est. = $25,000/100 Employees/yr = $250,000/yr
Source: Aggregated from research by SCN, Hiver, FireCompass

Gross Customer Value = $410,000/yr
Total NetSpeek Cost = $60,000/yr
Net Value to Customer = $350,000/yr

6. Business Model

NetSpeek's founding team has decades of experience selling mission critical technology into enterprise organizations in the private, public and non-profit sectors. The price point and pricing structure that NetSpeek is adopting is consistent with the norms within the Pro AV industry.

6.1 - Simplified Pricing Structure

NetSpeek offers a straightforward pricing strategy that eschews complexity in favor of transparency and affordability. The platform is offered at a competitive rate of $50 per room (conference room, huddle space, lobby, break room, etc.) a pricing model that remains constant regardless of the number of devices connected within each room (the expectation is the average number of devices per room will be 5-6). Buyers in the Pro AV space are used to this pricing structure and appreciate the degree of flexibility of offers when compared to a per-device model.

6.2 - Client On Boarding

Understanding the importance of risk mitigation for our clients, the platform will be introduced without any upfront implementation fees. Additionally, customers will be able to pilot the platform prior to paying. Once under contract, clients will typically purchase in advance for one or more years. In contrast to consumer oriented software subscriptions that are billed monthly, enterprise software is most commonly purchased on an annual or multi-year cycle aligned with budget allocations and procurement cycles.

6.3 - Upsell Opportunities

As the platform expands in capabilities, we anticipate there being upsell opportunities. The modular approach to the platform enables the creation of tiers if desired. More advanced features such as enhanced security and monitoring, reporting, or 3rd party software integrations could be structured as good, better and best options or could be provided a la carte on top of a standard, single offering.

However the platform pricing evolves will be based on direct interaction with the market and customers. If there comes a point where upsell opportunities present themselves, the platform has been designed to be easily modified to accommodate future pricing adaptations.

6.4 - Customization & NRE

Recognizing the diverse needs of our clients, we foresee the need for some degree of adaptation of the platform to each deployment. This could include integration with specific equipment, providing automation of specific processes, or adapting security measures to meet internal compliance to name a few. Some degree of non-recurring engineering (NRE) is expected as part of each deployment and

offered complimentary as part of the contract. In some cases however, customers might want to adapt the platform in a way that requires substantial NRE. These opportunities will be evaluated on a case-by-case basis and NetSpeek does have the ability to charge for NRE when appropriate.

It is important to note that customer or project specific NRE largely enhances the overall capability of the platform. For example, if a customer is using a specific device that is not integrated onto the platform, and NetSpeek provides complimentary NRE to bridge compatibility, now that compatibility can be offered to all customers, furthering the overall value of the platform.

7. Sales & Marketing Strategy

7.1 - Launch and Expansion Strategy

As NetSpeek transitions from a promising startup to a mature, market-ready entity, our strategic vision for the sales execution and launch of its technology is both ambitious and grounded in realistic milestones.

With a beta version already developed and demonstrated to potential clients, NetSpeek showcases a level of product maturity and market engagement typically seen in companies at a Series A development stage.

Our approach to raising capital is not merely about funding the MVP setup but is aimed at maturing our technology to meet and exceed the network requirements of our initial partners. This strategy reflects our commitment to not only proving NetSpeek's value in real-world settings but also ensuring its scalability and adaptability to diverse Pro AV environments.

The forthcoming 18-month sales and launch execution strategy is designed to capitalize on our early successes, systematically scaling our operations from a focused beta to broader market penetration. By aligning our sales efforts with strategic client engagements and leveraging these experiences to refine our onboarding processes and technology, we aim to accelerate our growth trajectory and solidify our market position.

7.1.1 - Initial Engagement and Beta

The journey to market dominance for NetSpeek begins with the execution of a successful beta program with three launch customers. Each customer will have a total of 200-500 rooms in their network with the expectation that the beta program will include roughly 1,000 rooms in total.

This trial serves as a testament to the potential and readiness of our technology, reflecting a maturity level beyond our startup phase. NetSpeek has already identified the estate of unique equipment and initial problems that the platform will solve for one of the beta customers.. Within the first three months, NetSpeek will do the same for the other two.

Timeline and Execution:

- **Month 0-3:** The initial three months are dedicated to deploying the platform into the beta customer's networks. This phase is critical, as it will be the first real-world application of the platform, providing us with invaluable insights into the onboarding process with an enterprise account. Our focus will be on closely monitoring the implementation, gathering data, and learning from this experience to streamline the subsequent rollouts.

- **Feedback and Iteration:** Throughout this period, feedback will be instrumental in refining the platform's functionalities and ensuring that they align with the needs of enterprise clients. This iterative process is crucial for decreasing the time to the next implementation, enhancing the overall effectiveness and efficiency of the platform.

This initial trial is more than a test of technology; it is an opportunity for NetSpeek to demonstrate the transformative potential of its technology in addressing the complex challenges of Pro AV technology management. Success in this stage will lay a solid foundation for our broader market strategy, positioning us as a leader in Pro AV innovation.

7.1.2 - Expansion Strategy

NetSpeek's approach to market entry and scaling within the Pro AV industry and beyond is meticulously planned, with a phased strategy that leverages early successes to build momentum and credibility.

Month 0-3: Launch

While the beta program is underway and NetSpeek is garnering crucial feedback on implementation and onboarding, the initial sales effort will commence. NetSpeek has targeted 23 potential customers that the founding team has sold to previously and has the direct ability to demonstrate the platform to key decision makers.

In this period, LENA demonstrations will be given to industry partners, some of whom have already seen previous versions. Many of these partners have offered to make introductions to their own close connections at other accounts, again directly to key decision makers and stakeholders. We expect that the list of potential customers will expand by a factor of 2-3 with the inclusion of secondary connections made in the first three months.

- **Objective:** Develop initial pipeline for post-beta rollout.
- **Action:** Demonstrate the platform to 50-75 first and second degree contacts at enterprise accounts.

Month 4-6: Pipeline Development

With the learnings from the beta program incorporated back into the platform, and the deployment process streamlined, interested customers from the initial sales effort will be able to enter their own pilot programs. Rapid technological advancements will be made with the platform, including the expansion of technologies that LENA can communicate with, facilitated by NetSpeek's existing vendor partner relationships.

LENA demonstrations will continue to be given to new potential customers through continued expansion of existing network contacts.

- **Objective:** Transition as many of the initial cohort of potential customers into a pilot phase.
- **Action:** Identify common needs within the pipeline and prioritize the development effort around them. Work closely with customers to ensure a frictionless pilot and garner crucial feedback.

Month 7-9: Channel Engagement

While channel partners in the Pro AV industry serve a pivotal role in providing the logistics for deploying and managing technologies, in most cases the decisions of what technologies are used are made by the end-user. As end-users move from pilot to deployment, system integrators (SIs) and managed service providers (MSPs) will have to have insight into NetSpeek's platform.

These channel relationships can serve multiple purposes: the more familiar a SI or MSP is with a technology, the more inclined an end user may be to select it, or, the SI or MSP might want to partner directly and utilize the platform as part of their overall support and service offering. With several SIs and MSPs generating over $1B in annual revenues, these large organizations could also become potential acquirers at a later stage.

- **Objective:** Develop channel awareness and adoption with a select group of SIs and MSPs.
- **Action:** Introduce SIs and MSPs to LENA through demonstrations and training to support the deployment of the platform into enterprise accounts. Foster those relationships and pay close attention to how LENA is perceived in contrast to existing (including SI internally developed) network management tools.

Month 9-18: Expansion Through Execution

With an established pipeline of enterprise customers and channel partner awareness and adoption, more general sales and marketing expansion can commence. We will focus on the execution of more traditional sales and marketing efforts, including digital marketing, traditional marketing at industry events and shows, and pipeline development through inside, outside and channel sales efforts.

- **Objective:** Expand the pipeline via traditional sales and marketing efforts, generating an increasingly growing pipeline of new opportunities.
- **Action:** Develop a marketing plan and budget. Develop a sales strategy that includes inside, outside and channel sales. Onboard the appropriate personnel and identify high value opportunities through (known) trade associations and events that aggregate stakeholders.

Key Strategies for Market Expansion:

- **Leverage Success Stories:** Use the success of initial implementations to build credibility and attract new customers, vendors and channel partners.
- **Focus on Customer Experience:** Ensure that every interaction with LENA, from discovery through to daily use, is intuitive, satisfying, and exceeds customer expectations.

- **Adapt to Market Feedback:** Stay agile, allowing customer feedback and market trends to guide continuous product evolution and marketing strategies.

Conclusion:

NetSpeek's expansion strategy is designed to ensure success is built on solid foundations of real-world testing, client feedback, and continuous improvement. By focusing on customer success, strategic partnerships, and market responsiveness, NetSpeek aims to rapidly achieve widespread adoption, fundamentally transforming how organizations use and manage their Pro AV technology.

Our marketing and sales strategy is designed to position NetSpeek as a forefront leader in providing advanced connectivity solutions tailored for corporate clients. This comprehensive approach combines digital marketing efforts, strategic partnerships, and a robust sales channel framework to maximize brand visibility, engage potential customers effectively, and drive growth.

7.2 - Strategic Partnerships

The Pro AV industry is an ecosystem of vendors, managed service providers (MSPs) and system integrators (SIs), and end-users. All parties have degrees of influence on what technologies are selected and implemented and need to be communicated with uniquely to articulate the unique value that NetSpeek's platform delivers to each stakeholder.

7.2.1 - Channel Partners

NetSpeek's leadership team has an extensive network of channel relationships. MSPs and SIs of all scales are an essential part of the deployment and management of Pro AV technologies, and in most cases are doing the direct procurement from vendors on behalf of the end-users.

While the decisions regarding what technologies will be deployed through the enterprise are largely made by the end-user, channel partners can support or guide those decisions. Finding opportunities to gain channel adoption is an important part of the strategy, but must be done so strategically. System integrators represent one of several potential acquisition trajectories for NetSpeek, as many of the largest have internal management tools that NetSpeek's platform is staged to displace.

7.2.2 - Vendor Partners

Having a robust network of vendor partners is critical to NetSpeek's success. Netspeek's leadership team and advisory board again have an extensive network of senior managers at many of the leading Pro AV vendors. In addition to leveraging these relationships to streamline and accelerate technical adoption, there will be opportunities to showcase that adoption publicly as part of a "partner network". This will be critical to develop early on with first adopters in order to generate momentum and entice other less willing vendors to work with NetSpeek.

7.2.3 - Trade Partners

Trade organizations such as the Audiovisual and Integrated Experience Association (AVIXA), the National Systems Contractors Association (NSCA), and the Interactive Multimedia and Collaborative Communications Alliance (IMCCA) can help support the growth of NetSpeek via outreach within their networks. NetSpeek's leadership team has established connections with the directors of these organizations (and in the case of IMCCA is a director) and others that service the Pro AV industry.

7.3 - Traditional Marketing

7.3.1 - Trade Shows

While exhibiting at industry shows is not anticipated in 2024, there is the ability for NetSpeek management to attend and meet with key stakeholders. The aggregate of Pro AV decision makers often attend many of the following industry shows:

- InfoComm
- Integrated Systems Europe
- Enterprise Connect
- Commercial Integrator Expo
- IMCCA's Collaboration Week

7.3.2 - Trade Publications

NetSpeek's management team has existing relationships with many of the most prominent Pro AV trade publications. In most cases there are direct relationships with the editors or owners of the publications.

- Commercial Integrator
- Networld Media Group
- rAVe Pubs
- AVIXA

7.4 - Digital Marketing

7.4.1 - Email Marketing:

NetSpeek's management team is bringing with them a targeted **email list of over 4,500 qualified industry contacts** that they have built over the past decade. The list was grown organically by opt-in subscribers and not purchased from a broker. Email address and company information is included on the list of vendor and channel partners as well as end-users.

7.4.2 - Social Media Marketing:

The aggregate of NetSpeek's management and advisory team includes tens of thousands of LinkedIn connections, many being involved in the Pro AV industry. Direct connections will be highly leveraged for promotions. Additionally, LinkedIn Sales Navigator will be used to build upon NetSpeek's strong contact base, enabling targeted marketing to influencers and stakeholders.

7.4.3 - Search Engine Optimization (SEO):

Our strategy includes optimizing our online content to improve visibility in search engine results for keywords that are most relevant to our offerings. Enhancing our SEO efforts will drive organic traffic and increase our brand's online presence.

7.4.4 - Pay-Per-Click (PPC) Advertising:

Utilizing targeted PPC campaigns on platforms such as Google Ads and LinkedIn will allow us to reach specific corporate demographics, ensuring our messaging is highly relevant and effective.

7.4.5 - Content Marketing:

We will produce and disseminate insightful content that directly addresses our target audience's challenges and needs. This includes creating engaging blog posts, detailed case studies, informative whitepapers, and compelling video content that underscores the unique advantages of using LENA.

7.5 - Conclusion

The Pro AV industry is largely relationship based. NetSpeek's management team's decades of experience brings a vast Rolodex of professional relationships that together provides the foundation for NetSpeek's go-to-market strategy. This opportunity to bring novel technology into a known industry is unique and is only made possible by a large collection of established professional relationships.

8. Technology and Development Plan

Netspeek's Technology and Development Plan outlines our approach to building, enhancing, and scaling NetSpeek's platform to meet the evolving needs of the Pro AV industry.

8.1 - Current State of Technology

NetSpeek's platform is currently being rebuilt and optimized for deployment into the beta program. The 2.0 version is the next iteration of the original platform designed and built in the latter half of 2023. Optimizations are being made on the back end, in STT, and in the user interface. Previous integrations remain and new integrations with technologies specific to the beta customers are on the near term development roadmap.

The 2.0 version will see major upgrades to the LLM that is an integral part of the platform. This forthcoming release will include an open source LLM fully managed by NetSpeek and trained specifically on the application of managing Pro AV infrastructure.

Existing integrations with 3rd party vendors include:

- Poly
- NEC
- Middle Atlantic
- Microsoft Windows
- Linux
- Android
- Elo
- LG WebOS
- SignageOS

8.2 - Technology Providers:

8.2.1 - Development Tools

- Visual Studio
- Visual Studio Code
- GitHub
- JIRA
- Confluence
- Figma
- Miro

8.2.2 - Deployment Tools

The chosen deployment tools that enable NetSpeek to deliver the product to the customer are all vetted and originate from well known providers. The cloud infrastructure chosen can scale dynamically as the company grows, so no major infrastructure modifications will need to be made.

- Cloud hosting
  - Azure
    - Language service
    - Storage account/Blob storage
    - RDBM
    - Front Door/CDN
    - Azure VM
  - GCP
    - Maps
  - OpenAI
    - Whisper STT

8.3 - Device Onboarding

8.3.1 - Onboarding Procedures

Identify most suitable integration strategy from:

1. Cloud API Integration
2. Device API Integration
3. Agent installed on device
4. Device is controlled via separate endpoint that has supported integration

Requirements for All Integrations:

1. Add device documentation to repository
2. If new unique actions are being added, add support to natural language infrastructure
3. Add supported devices to database
   a. Add supported actions for each supported device to database
4. Procure images of devices
5. Establish unique identifier for devices

Cloud API Integrations:

1. Add support for authentication infrastructure, typically secure API key storage
2. Add new API integration to available customer settings
3. Implement device discovery interface
4. Implement device command and control interface
5. Implement device telemetry interface

Device API Integrations:

1. Add support for authentication via Network Agent - Credentials, Key, etc.
2. Add new integration to Network Agent settings
3. Implement Network Agent device discovery interface
4. Implement Network Agent device command and control interface
5. Implement Network Agent device telemetry interface

Device Agent Integration:

1. Establish candidate agent framework and installation procedure
2. Implement supported telemetry
3. Implement supported command and control
4. Add extensions for new unique actions or telemetry

8.3.2 - Integration Categories

A. Cloud API: Manufacturer ships devices with client software which communicates with their cloud servers. The manufacturer documents and supports an API from their cloud servers for device querying, command, control.

B. Device API: Manufacturer ships devices with software that listens on the local network, documents and supports the API

C. Device SDK: Either operating system is standard and we can build and deploy software easily to the device, or the manufacturer "locks down" the device but offers either an app store experience, or an SDK for building software/services to run on the device.

8.3.3 - Integration Category Challenges

Challenges for (A)

If the manufacturer has a cloud service, but no API. We could reverse engineer their cloud API, but might be subject to rate limiting to an extent that functionality is insufficient. This would also be subject to breaking anytime the manufacturer updates their cloud server, as non-public APIs do not offer stability guarantees. We could attempt to reverse engineer communications between the device and their cloud servers, and instead replicate the API and route the device communications to our own cloud server. However this would be complex, potentially requiring integration into customer network infrastructure, and could still break on software/firmware updates to the device. If a manufacturer doesn't like what we're doing, they can fairly easily make it untenable for us. If they are neutral and just don't want to officially support an API, these may be valid options.

Challenges for (B)

We have encountered devices such as the Elo display which has a local-network HTTP API, but there is no documentation of the API. In this instance, we successfully reverse-engineered the API with ease. There may be instances where reverse engineering poses a more significant challenge, such as when protocols are used that are more difficult to inspect than HTTP, or if the protocol uses transport level encryption and we are unable to circumvent the encryption. There is also a minor risk again of the API breaking depending on the device software/firmware version, but this is generally unlikely.

Another potential challenge for B is if the API requires networking protocols/ports etc. that conflict with the end user's network restrictions or configuration requirements. This would likely best be resolved via communicating needs and the reasons behind them, and letting the end user's IT department decide if they want to loosen restrictions for the added functionality/value.

Challenges for (C)

When devices are completely locked down, we can attempt to circumvent this and install our own software but it will generally require physically accessing each individual device in some manner. Further, this may void the manufacturer warranty, and could prove challenging from the perspective of a development effort.

The other challenge is even when (C) is supported, we are at the mercy of the manufacturer in what languages/platforms are available, so this has a modest downside of diversifying the requisite skills of our development team. This may be trivial for one-off instances, and there is a high likelihood that the available SDK is in a language our team already has expertise with.

General Challenges

Finally, a potential challenge for all of these situations is that a manufacturer may choose to limit the features they make available in their public API compared to their own private offering to drive usage to their proprietary solutions. In this case, it may require partnerships, or a combination of officially supported API integration and reverse engineering, or may simply not be possible to circumvent.

8.3.4 - Overcoming potential challenges

While we anticipate the majority of vendors will view NetSpeek's platform as a value-add, enabling more seamless deployment and management of their equipment, there will inevitably be vendors that see NetSpeek as a threat to their existing business model.

NetSpeek will follow a proven customer-driven demand strategy to overcome any pushback from vendors. By seamlessly integrating with the majority of Pro AV technologies, the customers will require uncooperative vendors to facilitate integration or risk being phased out of the network.

8.3.4 - Integration Time/Cost Assessment

Approximate effort categories use the following heuristic:

- **Easy:** < 80 man-hours / 2 weeks
- **Medium:** 80-240 man-hours / 2-6 weeks
- **Hard:** > 240 man-hours / 6 weeks
- **Unknown:** Unable to categorize without more info

Category	Details	Effort
A	Cloud service with API, conforms to standards (REST, GraphQL etc.)	Easy
A	Cloud service with API, nonstandard	Easy/Medium
A	Addition of new supported command/control action	Easy
A	Cloud service without public API, conforms to standards	Medium
A	Cloud service without public API, nonstandard	Unknown
B	Device API, standard	Easy/Medium
B	Device API, nonstandard	Unknown
B	Device API, undocumented, standard	Easy/Medium
B	Device API, undocumented, nonstandard	Unknown/Hard
B	Addition of new supported command/control action	Easy/Medium
C	Device integration, open platform	Easy/Medium
C	Device integration, closed platform with SDK	Medium/Hard
C	Device integration, proprietary and closed	Unknown/Hard
C	Addition of new supported command/control action	Easy/Medium

8.4 - Development Roadmap

8.4.1 - Six Month Sprint Schedule

Sprint length: 2 weeks
Number of sprints: 12

Sprint 1

- Foundational device integrations
    - All except Beta
- Device querying API

Sprint 2

- Natural language infrastructure & API
- Web frontend, auth & chat/voice
- Device command and control
    - All except beta
- Design feedback for web

Sprint 3

- Developer onboarding
- Network Agent
- Device documentation
- Troubleshooting - RAG
- Web frontend, devices table & action confirmation

Sprint 4

- Mobile app - login & natural language interface
- Web app - refinement
- Product outreach - outline Beta needs
- Scheduled actions - API & infrastructure

Sprint 5

- Device onboarding - Beta customer targeted
- Scheduled actions - Natural language implementation
- Newly supported actions API - Beta customer targeted
- Product - Verify UAC

Sprint 6

- Newly supported actions - Natural language implementation

- Web frontend, new actions & devices
- Mobile frontend, new actions & devices
- Establish provisioning plan for Beta customer

Sprint 7

- Beta customer onboarding
- Notifications/Alerts - backend service
- web frontend - notifications/alerts

Sprint 8

- Provisioning - basic backend APIs & data structure
- Design & refine provisioning experience
    - Establish leveraging mobile app
- Product outreach - expected provisioning import formats & data structure
- Refine Network Agent installation & registration experience

Sprint 9

- Continued device integrations
- Report generation - backend APIs
- Report generation UI/UX - web frontend
- Automated report generation, scheduling infrastructure

Sprint 10

- Unification of NLP - RAG/search/NLU/response generation
- Extensible native agent/plug-in architecture - Support native device integration w/ published library or framework
- Guided experience for Network agent & native agent setup - web frontend

Sprint 11

- Continued device integrations
- Security module
- Product - Determine enterprise authentication & authorization needs

Sprint 12

- Enterprise auth
    - SSO
    - MFA
- Product - determine target support ticketing platforms

Post Sprint 12 Work

- Support ticket integration
- Basic support ticket generation
- Basic support ticket consumption for RAG/Search
- Security compliance certifications

8.5 - R&D Focus Areas

NetSpeek's primary area of focus for R&D is on enhancing the ability of LLMs to generate structured data. Currently, the platform relies upon multiple AI algorithms, including both NLU and LLM algorithms. While the current topology works effectively, the team believes that there is an opportunity to use a single LLM as part of a novel software topology that can accurately generate structured data.

The concept for the single LLM model relies upon a LLM capability generally referred to as function calling. Function calling is a popular area of research and development that is advancing rapidly. NetSpeek's design of how this capability can streamline the platform's efficiency is in the concept stage with a high degree of confidence. More development cycles to explore this idea will be dedicated once the beta is successfully running.

8.6 - Compliance and Standards

NetSpeek's founding team has decades of experience building and deploying enterprise software. The team has encountered the breach of security and compliance standards for B2B SaaS deployments, and is prepared to provide the required compliance documentation during an audit.

Compliance and standards the team is prepared to address are:

- Change Management
- Access Management
- Incident Response
- Data Classification
- Digital Access
- Encryption Management
- Network Management
- Vulnerability Management

NetSpeek plans to pursue SOC 2 compliance in Q4 of 2024.

8.7 - Technology Infrastructure and Scalability

8.7.1 - Cloud Native Architecture

NetSpeek's platform is designed from the ground up to leverage cloud services from multiple vendors to achieve a modular and scalable infrastructure. The software architecture emphasizes cost effectiveness while avoiding proprietary lock-in lending flexibility as we scale. Building upon cloud providers offers the additional benefit of high availability with global data centers and SLA uptime guarantees.

8.7.2 - Edge Computing and Device Management

NetSpeek's inherently hierarchical network infrastructure utilizes edge storage and computation wherever possible to minimize latency and network traffic. Customer secrets are also stored at the edge, never leaving their private networks in order to prioritize security and minimize risk. Device management, firmware updates, and provisioning are triggered from our cloud application without incurring heavy load on NetSpeek's infrastructure. In addition to a wide range of proprietary integrations, NetSpeek supports open standards such as SNMP to maximize breadth of impact.

8.8 - Quality Assurance and Testing

8.8.1 - Internal Testing

We leverage a test-driven development mentality, implementing a comprehensive suite of unit, integration, and end-to-end tests. This small cost in effort yields compound returns, facilitating developers to continuously deploy with high velocity without fear of breaking existing functionality or introducing regressions. Rigorous performance and load testing ensures that our product can seamlessly scale with consumer demand.

8.8.2 - User Acceptance Testing and Beta Programs

Our product team continually engages with early adopters and key customers ensuring development is focused on driving maximum value to our end users. Combining this feedback with usage analytics, NetSpeek is refined and extended through an iterative, data-driven process.

NetSpeek strives to empower customers with the same values of observability and proactive maintenance leveraged by our engineering team. NetSpeek combines real-time insights, monitoring, and alerts to a central location for globally distributed heterogeneous devices.

9. Operations Plan

9.1 - Facilities & Location

The company's office will be located at 313 Washington St. Newton, MA. The office space is roughly 2,000sq/ft and includes ample space for expansion. Key highlights about the office space are:

- 2 year lease term
- Only requires 1 month down payment and 1 month security deposit
- First two months of rent are free
- Only paying for 1,500sq/ft equivalent
- Accessible location near major interstates and downtown Boston with ample parking

9.2 - Physical Equipment

All required physical equipment will be set up on the local network in the office with remote access for development, testing and customer demonstrations. The equipment will be set up in "vignettes" which will provide ease of setup and reconfiguration as needed and be organized to resemble rooms and spaces for the sake of demonstration.

9.3 - Regulatory & Compliance Considerations

Outside of general federal and state regulations and compliance requirements for operating a business, there are no specific licenses or permits required for NetSpeek to operate.

As noted in section 8.6, NetSpeek will be able to provide all the necessary compliance documentation for the SaaS platform and will be pursuing SOC 2 compliance in Q4 of 2024.

9.4 - Partnerships

9.4.1 - Legal

Current legal counsel is provided by Gesmer Updegrove in Boston, MA.

9.4.2 - Banking

Full banking services including checking account, debit and credit cards, ACH and wire transfers and online banking are provided by Santander.

9.4.3 - Accounting & Taxes

Full service accounting including tax advisory will be provided by Baker Tilly.

9.4.4 - Human Resources

Payroll, benefits, government compliance and employee code of conduct and compliance documentation are all provided by ADP.

9.5 - Scalability and Growth Plans

9.5.1 - Physical Scalability

NetSpeek's office is located within a building offering 82,000sq/ft of commercial office space. If the company requires more physical space it will be easily found within the existing building.

9.5.2 - Digital Scalability

NetSpeek's software is designed from the ground up to leverage cloud services from multiple vendors to achieve a modular and scalable infrastructure. The software architecture emphasizes cost effectiveness while avoiding proprietary lock-in lending flexibility as the company scales.

There are 2 primary methodologies for scaling a cloud application with demand - vertical and horizontal scaling. Vertical scaling involves adding more processor cores, RAM, or storage, or network bandwidth as needed. Vertical scaling can accommodate moderate growth depending on the application and its compute needs, however there is a hard limit on how powerful an individual machine can become before it is cost prohibitive. The advantage of vertical scaling is that it is built into cloud infrastructure services and doesn't require engineering effort.

Conversely, horizontal scaling is achieved by adding more machines or nodes to the backend application. This is generally the most cost effective, as commodity hardware can be leveraged at any scale, but requires careful system design to ensure that the most demanding aspects of the application can be broken into a multi-node distributed system. The infrastructure surrounding communication between nodes and managing nodes adds some overhead as well, thus horizontal scaling is usually more of an investment from the engineering side, but is a necessary tradeoff for applications that reach global scale with hundreds of millions of users.

NetSpeek is architected with horizontal scaling in mind, aiming to leverage containerization technologies to handle automatic scaling when the time comes. While NetSpeek remains in beta and until such scale is necessary, the application will run on a single node. Once significant growth occurs, the engineering team will be prepared to allow the system to grow horizontally as needed using managed cloud services to minimize overhead.

9.6 - High Level Milestones

While most of the day-to-day operations of the company are focused on the design, development and deployment of the product, other near-term operational objectives are planned for.

9.6.1 - Month 1

- Close lease on office space 313 Washington St.
- Move into office space
- Set up new lab
- Recruit x2 software engineers
- Onboard Preston N. (UI/UX)
- Establish payroll and benefits services
- File Patent

9.6.2 - Month 2

- Onboard x2 software engineers
- Establish BoD
- Establish an advisory board

9.6.3 - Month 3

- Achieve platform feature parity with original prototype (v2.0 is demo ready)
- SPIF program in place to develop pipeline
- Develop vendor partner program

9.6.4 - Month 4

- Code complete implementation of features specific to beta customer (ability to demo customer specific features)
- Begin channel partner engagement

9.6.5 - Month 5

- Active beta (LENA deployed in active beta networks)
- Begin recruiting efforts for 2 new positions x1 SW Eng x1 AR/CSE

9.6.6 - Month 6

- Contracts executed with beta customers for full deployment

10 Risk Mitigation Strategy

NetSpeek has conducted a thorough analysis of the potential risks associated with the development, deployment, and growth of the platform. By identifying and assessing these risks, a comprehensive risk mitigation strategy had been developed to address them proactively.

By proactively identifying and addressing these risks, NetSpeek is well-positioned to navigate the challenges associated with bringing the technology to market. The risk mitigation strategy is designed to be adaptive and responsive, minimizing the impact of new risks as they emerge and capitalize on opportunities for growth and success.

10.1 - Solution Development Challenges

10.1.1 - Risk: First of Kind Solution

Developing a novel solution that has never been deployed before carries inherent risks and unknowns.

Mitigation: Detailed Operations Plan

Develop an operations framework as part of the Proof of Concept (PoC) to identify and address potential issues. This framework will include:

- Documentation of operational requirements, including collaboration, service management, communication, and governance.
- Identification of necessary resources, monitoring, and reporting processes.
- Establishment of communication streams for automated alerts and notifications.
- Analysis of issue frequency and severity to determine if they are isolated incidents or systemic problems.

10.2 - Integration Challenges

By proactively addressing integration challenges through a combination of technical expertise, industry experience, and a tailored approach to each client, NetSpeek is well-equipped to mitigate the risks associated with deploying the platform in complex corporate environments.

The company's focus on building a comprehensive device language library, staying up-to-date with industry developments, and leveraging its vast knowledge base will ensure smooth integration and long-term success.

10.2.1 - Risk: Integration with a diverse range of AV devices and systems.

NetSpeek's platform is designed to integrate with a wide array of Pro AV devices and systems, each with their own unique protocols, programming languages, and compatibility requirements. Ensuring seamless integration across this diverse landscape presents a significant challenge, as it requires extensive testing, continuous updates, and the development of a comprehensive device language library.

Mitigation: Comprehensive device language library and continuous updates

- To mitigate this risk, NetSpeek will invest significant resources in building and maintaining a comprehensive library of device languages and protocols. This will involve gathering and inputting detailed information from user manuals, implementation guides, and other technical documentation for each device type and then automating this procedure where possible.
- The development team will continuously update and expand the knowledge base as new devices and firmware versions are released, ensuring LENA remains compatible with the ever-evolving Pro AV ecosystem.
- NetSpeek will also foster relationships with device manufacturers and industry partners to access the necessary documentation and information, particularly for newer or less common devices.

10.2.2 - Risk: Navigating large clients' internal processes and protocols

Deploying the platform within large corporate environments comes with the risk of delays and internal friction due to the complex processes, procedures, and compliance requirements that must be adhered to. These organizations often have a rule-based approach to new system integration, which can slow down the implementation process.

Mitigation: Leveraging industry experience and a tailored approach

- NetSpeek's team brings over 50 years of experience working with large corporate clients, giving them a deep understanding of the inner workings and requirements of these organizations. This knowledge allows NetSpeek to preempt potential issues and streamline the implementation process.
- By leveraging this experience, NetSpeek has developed a framework for navigating corporate processes and protocols efficiently. The team will work closely with each client to understand their specific requirements, compliance needs, and communication channels.
- NetSpeek will tailor its approach to each client, presenting its solution in a way that aligns with the company's processes and protocols. This includes providing detailed documentation, participating in required compliance checks, and working with the appropriate stakeholders to ensure a smooth and efficient deployment.
- The company's extensive knowledge base and industry expertise will enable them to anticipate and address potential roadblocks, facilitating a speedy process from initial scoping to full deployment.

10.3 - Technology Challenges

By proactively addressing technical challenges through a combination of rigorous processes, best practices, and scalable design, NetSpeek is well-positioned to deliver a robust, secure, and high-performance solution. The company's commitment to continuous improvement, data security, and scalability will ensure that the platform can meet the demanding requirements of the Pro AV industry and deliver long-term value to its customers.

10.3.1 - Risk: Ensuring the accuracy and reliability of AI models

The effectiveness of LENA's AI models is critical to its success in managing Pro AV systems. Ensuring the accuracy, reliability, and continuous improvement of these models presents a significant challenge, as it requires ongoing training, validation, and optimization.

Mitigation: Rigorous training, validation, and continuous improvement processes

- Open source AI algorithms will be leveraged as part of the platform, hosted on NetSpeek servers and trained independent from other models. This will provide a high degree of customization and specialization and prevent risks from using consumer-facing models such as ChatGPT.
- NetSpeek will implement a rigorous training and validation process for its AI and machine learning models. This will involve collecting and curating high-quality training data from a diverse range of Pro AV systems and scenarios.
- The development team will employ advanced techniques such as cross-validation, hyperparameter tuning, and ensemble learning to optimize model performance and generalization.
- NetSpeek will establish a continuous improvement process that involves regularly monitoring model performance in real-world deployments, collecting user feedback, and iteratively refining the models based on new data and insights.

10.3.2 - Risk: Implementing robust data security measures

As the platform will be handling sensitive customer information and integrating with critical Pro AV systems, ensuring the security and privacy of data is of utmost importance. Failing to implement robust data security measures could result in breaches, data loss, and damage to customer trust.

Mitigation: Comprehensive data security framework and best practices

- NetSpeek will develop and implement a comprehensive data security framework that aligns with industry best practices and relevant regulations.
- This framework will include measures such as data encryption (both at rest and in transit), secure authentication and access control mechanisms, and regular security audits and penetration testing.
- The development team will follow secure coding practices and conduct thorough security reviews of all system components, including APIs and third-party integrations.

- NetSpeek will also invest in employee training and awareness programs to ensure that all team members understand and adhere to data security policies and procedures.

10.3.3 -Risk: Scalability and performance in enterprise deployments

As the platform is targeted towards large corporate environments, ensuring its scalability and performance in enterprise-scale deployments is a critical challenge. The system must be able to handle a high volume of devices, users, and data without compromising on responsiveness or reliability.

Mitigation: Scalable architecture and performance optimization

- NetSpeek will design and implement a scalable, cloud-based architecture for the platform that can seamlessly handle growth in users, devices, and data. This will involve leveraging technologies such as containerization, microservices, and auto-scaling.
- The development team will conduct thorough performance testing and optimization at every stage of the development process, simulating enterprise-scale deployments and identifying and resolving bottlenecks.
- NetSpeek will also invest in robust monitoring and alerting systems that can proactively identify performance issues and enable rapid resolution.
- The company will work closely with early adopters and beta customers to validate the platform's scalability and performance in real-world enterprise environments, gathering feedback and making necessary optimizations.

10.3.4 -Risk: Integration with 3rd party devices

One of the main difficulties in deploying a solution like NetSpeek's is ensuring that it can seamlessly communicate with the wide variety of devices and systems found in a typical Pro AV environment. Each device manufacturer may use proprietary protocols or programming languages, making it difficult for a single tool to interact with all of them effectively. Additionally, building this library is a time-consuming and ongoing process as new devices are updated and released.

Mitigation: Process Optimization & Strong Vendor Relationships

- NetSpeek continually gathers detailed information from user manuals, implementation guides, and other technical documentation for each device type. The more comprehensive this knowledge base, the better the platform will be able to identify and control the devices it discovers on the network.
- Automate the retrieval of updates and platform changes with vendors, and maintain continual communication with vendor partners to be aware of any major changes before they occur.
- Maintain a comprehensive database of all devices being used with the platform and leverage that information with open communications to customers if potential issues may arise.

10.4 - Market Challenges

By proactively addressing market challenges through a combination of compelling value proposition, continuous innovation, strategic partnerships, and customer-centric sales and success strategies, NetSpeek is well-equipped to navigate the competitive landscape and drive widespread adoption of the technology. The company's focus on understanding and meeting the unique needs of Pro AV management will enable it to differentiate itself and establish a strong position in the market.

10.4.1 - Risk: Resistance to change and adoption of new technology

The Pro AV industry is known for its reliance on established systems and practices, and some organizations may be hesitant to adopt a novel solution like NetSpeek's. Overcoming this resistance to change and convincing potential customers of the benefits of AI-driven Pro AV management is a significant challenge.

Mitigation: Compelling value proposition and customer education

- NetSpeek will develop a compelling value proposition for LENA that clearly articulates the benefits it offers over traditional Pro AV management solutions. This will include quantifiable metrics such as cost savings, efficiency gains, and improved user experience.
- The company will invest in customer education and awareness programs, including webinars, case studies, and thought leadership content, to help potential customers understand the advantages of AI-driven Pro AV management and how LENA can address their specific pain points.
- NetSpeek will also leverage its industry partnerships and participate in relevant conferences and events to raise awareness of LENA and establish itself as a thought leader in the Pro AV management space.

10.4.2 - Risk: Competition from established players and emerging startups

The Pro AV management market is becoming increasingly competitive, with both established players and emerging startups vying for market share. NetSpeek must differentiate itself and demonstrate the unique value of LENA to stand out in this crowded landscape.

Mitigation: Continuous innovation and strategic partnerships

- NetSpeek will maintain a strong focus on continuous innovation, investing in R&D to further enhance the platform's capabilities and stay ahead of the competition. This will include incorporating advanced AI techniques, expanding device compatibility, and adding new features based on customer feedback and market trends.
- The company will also explore strategic partnerships with complementary solution providers, such as Pro AV hardware manufacturers and system integrators, to expand its market reach and create a more comprehensive value proposition for customers.

- NetSpeek will leverage its unique expertise in AI and machine learning, as well as its deep understanding of the Pro AV industry, to position the platform as a best-in-class solution that offers unmatched capabilities and value.

10.4.3 - Risk: Long sales cycles and complex decision-making processes

Enterprise AV management solutions often involve long sales cycles and complex decision-making processes, with multiple stakeholders and competing priorities. Navigating these lengthy and intricate sales processes can be a significant challenge for a startup like NetSpeek.

Mitigation: Leveraging direct relationships and industry experience

- NetSpeek's team has extensive experience in the Pro AV industry, with a deep understanding of the decision-making processes and key stakeholders within target organizations. The company has pre-established direct relationships with decision-makers at various levels, from large enterprises to medium-sized companies.
- NetSpeek also has a pipeline of deal flow through its extensive network of industry connections. This positions the company to effectively navigate the complex decision-making processes and reduce friction in the sales cycle, as it has direct access to key decision-makers and stakeholders who can approve and sign off on the adoption of the technology.
- By leveraging its industry experience and relationships, NetSpeek can more effectively communicate the value of LENA to the right people within target organizations, streamlining the sales process and increasing the likelihood of successful adoption.

Mitigation: Targeted sales strategy and customer success focus

- For direct sales outreach, NetSpeek will develop a targeted sales strategy that focuses on key decision-makers and influencers within potential customer organizations. This will include identifying and engaging with champions who can advocate for NetSpeek internally and help navigate the complex decision-making process.
- NetSpeek will also develop a robust pipeline management process through a CRM that tracks and nurtures leads through the lengthy sales cycle, ensuring consistent engagement and value-added interactions at every stage.

10.5 Operational Challenges

By proactively addressing operational risks through a combination of streamlined processes, robust infrastructure, and effective talent management strategies, NetSpeek will be well-positioned to scale its operations, deliver exceptional customer experiences, and build a strong and resilient organization. The company's focus on operational excellence and continuous improvement will enable it to navigate the challenges of rapid growth and establish itself as a leader in the Pro AV management industry.

10.5.1 - Risk: Complexity of onboarding and integration processes

Onboarding new customers and integrating LENA into their existing Pro AV infrastructures can be a complex and time-consuming process. This complexity can lead to delays, customer frustration, and increased strain on NetSpeek's resources, potentially impacting the company's ability to scale and meet customer demands.

Mitigation: Streamlined onboarding and integration processes

- NetSpeek has developed a streamlined and standardized onboarding process that minimizes complexity and ensures a smooth integration into customers' Pro AV environments. This will include creating detailed documentation, user guides, and training materials to support customers throughout the onboarding journey.
- The company will invest in tools and technologies that automate and simplify key aspects of the integration process, such as device discovery, configuration management, and system testing. This will reduce manual effort, minimize errors, and accelerate time-to-value for customers.
- NetSpeek will also establish a dedicated onboarding and integration team that will work closely with customers to provide hands-on support, troubleshoot issues, and ensure a successful deployment of LENA.

10.5.2 - Risk: Ensuring high-quality customer support and service

As NetSpeek's customer base grows, ensuring consistent, high-quality customer support and service will become increasingly challenging. Failing to meet customer expectations in this area can lead to dissatisfaction, churn, and damage to the company's reputation.

Mitigation: Robust customer support infrastructure and processes

- NetSpeek will invest in building a robust customer support infrastructure that can effectively scale with the company's growth. This will include implementing a comprehensive ticketing system, knowledge base, and self-service resources to enable customers to quickly find answers and resolve common issues.
- The company will establish clear service level agreements (SLAs) and communication protocols to ensure timely and effective responses to customer inquiries and support requests. This will involve setting up dedicated support channels, such as phone, email, AI-driven chat, and training support staff to provide expert assistance and guidance.
- NetSpeek will also proactively gather customer feedback and monitor key support metrics, such as response times, resolution rates, and customer satisfaction scores, to continuously improve its support processes and identify areas for improvement.

10.5.3 - Risk: Attracting and retaining top talent

As a startup in a highly competitive industry, attracting and retaining top talent is crucial for NetSpeek's success. The company must build a strong team with the necessary skills and expertise to develop, deploy, and support LENA effectively.

Mitigation: Compelling employee value proposition and talent management strategy

- NetSpeek will develop a compelling employee value proposition that attracts top talent by offering competitive compensation packages, exciting growth opportunities, and a supportive and inclusive company culture. The company will also invest in employee development programs, such as training, mentoring, and career progression paths, to help team members continuously improve their skills and advance their careers.
- The nature of the company and work facilitates in office, hybrid or fully remote work, enabling NetSpeek to seek talent without the constraints of physical location.
- NetSpeek will also foster a culture of innovation, collaboration, and open communication, where employees feel valued, supported, and empowered to contribute their best work. The company will regularly gather employee feedback, recognize and reward outstanding performance, and address any concerns or issues promptly to maintain a positive and engaged workforce.

10.6 Financial Challenges

By proactively addressing the financial risks through a combination of strategic planning, rigorous financial management, and robust risk mitigation strategies, NetSpeek will be well-positioned to navigate the challenges of startup growth and build a financially sustainable and resilient business. The company's focus on financial discipline, data-driven decision-making, and continuous risk assessment will enable it to optimize its use of resources, adapt to changing market conditions, and deliver long-term value to its stakeholders.

10.6.1 - Risk: Incorrect funding to support growth and operations

- As a startup NetSpeek faces the risk of not securing sufficient funding to support its growth plans and ongoing operations. Developing and deploying LENA requires significant investments in R&D, sales and marketing, and customer support, and failing to raise the necessary capital could hinder the company's ability to execute its strategy and achieve its goals.

Mitigation: Proactive financial planning and fundraising strategy

- NetSpeek has a comprehensive financial plan that clearly outlines its funding requirements, revenue projections, and expense forecasts. This plan will be based on realistic assumptions and will include contingencies for various scenarios, such as slower-than-expected market adoption or unanticipated costs.

- The company is implementing a proactive fundraising strategy that targets a diverse range of potential investors, including venture capital firms, angel investors, and strategic partners. This has involved developing a compelling investment thesis, creating engaging pitch materials, and leveraging the team's industry networks and connections to secure meetings with potential investors.
- NetSpeek will also explore alternative funding options, such as grants, loans, and revenue-based financing, to diversify its capital sources and reduce reliance on any single funding channel. The company will closely monitor its cash burn rate and runway, and make data-driven decisions to optimize its use of funds and extend its operating horizon.

10.6.2 - Risk: Inaccurate financial projections and budgeting

Inaccurate financial projections and budgeting can lead to cash flow issues, resource allocation problems, and strategic missteps. Overestimating revenues or underestimating expenses can put NetSpeek at risk of running out of funds or failing to invest in critical areas of the business.

Mitigation: Rigorous financial modeling and regular performance tracking

- NetSpeek has developed a rigorous financial model that incorporates a range of scenarios and sensitivity analyses to stress-test its assumptions and projections. The model is based on a deep understanding of the market, customer behavior, and will be continually updated.
- The company will implement a robust budgeting process that aligns resource allocation with its strategic priorities and growth objectives. This will involve setting clear budgets for each department and function, regularly monitoring actual performance against budget, and making data-driven adjustments as needed to optimize spending and maximize return on investment.
- NetSpeek will also establish regular financial performance tracking and reporting processes to provide real-time visibility into key metrics such as revenue growth, gross margins, customer acquisition costs, and cash flow. This will enable the management team to make informed decisions, identify potential issues early, and take corrective actions to keep the company on track.

10.6.3 - Risk: Exposure to economic and market volatility

As a technology startup operating in a dynamic and rapidly evolving industry, NetSpeek is exposed to various economic and market risks that could impact its financial performance. These risks include economic downturns, shifts in customer spending priorities, and competitive pressures that could affect the company's ability to generate revenue and maintain profitability.

Mitigation: Robust risk management and business continuity planning

- NetSpeek will implement a comprehensive risk management framework that identifies, assesses, and mitigates potential economic and market risks. This will involve regularly monitoring key economic indicators, industry trends, and competitive dynamics to anticipate potential challenges and opportunities.

- The company will also develop a robust business continuity plan that outlines strategies and procedures for maintaining operations and minimizing disruptions in the face of economic or market shocks. This plan will include contingencies for various scenarios, such as diversifying revenue streams, adjusting pricing and packaging, and optimizing cost structures to maintain financial resilience.
- NetSpeek will also cultivate strong relationships with customers, partners, and investors to build trust, loyalty, and long-term commitment. By delivering exceptional value and service, the company can create a stable base of recurring revenue and mitigate the impact of short-term market fluctuations.

10.7 Strategic Challenges

By proactively addressing strategic risks through a combination of customer-centric product development, continuous innovation, market diversification, and customer expansion strategies, NetSpeek will be well-positioned to navigate the competitive landscape, differentiate itself in the market, and build a sustainable and growing business. The company's focus on staying attuned to customer needs, anticipating market trends, and adapting its strategies accordingly will enable it to capitalize on emerging opportunities and overcome potential challenges in the dynamic Pro AV management industry.

10.7.1 - Risk: Failure to achieve product-market fit

One of the critical strategic risks facing NetSpeek is the potential failure to achieve product-market fit for LENA. If the company is unable to develop a solution that effectively addresses the needs and pain points of its target customers, it may struggle to gain traction in the market and achieve its growth objectives.

Mitigation: Continuous customer engagement and iterative product development

- NetSpeek will implement a customer-centric approach to product development, actively engaging with target users and stakeholders throughout the development process. This will involve conducting regular customer interviews, surveys, and focus groups to gather feedback and insights on their needs, preferences, and challenges.
- The company will adopt an iterative product development methodology, such as Agile or Lean Startup, that emphasizes rapid prototyping, testing, and refinement based on customer feedback. This approach will enable NetSpeek to quickly validate its assumptions, identify areas for improvement, and adapt its solution to better meet market requirements.
- NetSpeek will also establish key performance indicators (KPIs) and metrics to track the success of its product, such as user adoption rates, customer satisfaction scores, and revenue growth. By continuously monitoring and analyzing these metrics, the company can make data-driven decisions to optimize its product strategy and ensure sustained product-market fit.

10.7.2 - Risk: Inability to differentiate from competitors

The Pro AV management market is becoming increasingly competitive, with both established players and new entrants vying for market share. If NetSpeek is unable to effectively differentiate LENA from competing solutions, it may struggle to attract and retain customers, leading to slow growth and reduced market penetration.

Mitigation: Clear value proposition and continuous innovation

- NetSpeek will develop a clear and compelling value proposition for LENA that highlights its unique features, benefits, and competitive advantages. This value proposition will be based on a deep understanding of customer needs, market trends, and the limitations of existing solutions.
- The company will invest in ongoing research and development to continuously innovate and enhance LENA's capabilities. This will involve incorporating cutting-edge technologies, such as advanced AI and machine learning techniques, to deliver superior performance, scalability, and user experience compared to competing solutions.
- NetSpeek will also leverage its domain expertise and thought leadership to establish itself as a trusted authority in the Pro AV management space. By regularly publishing high-quality content, participating in industry events, and engaging with key influencers, the company can build brand awareness, credibility, and differentiation in the market.

10.7.3 - Risk: Overreliance on a single market or customer segment

Focusing too heavily on a single market or customer segment can expose NetSpeek to significant risk if that market experiences a downturn or if key customers churn. Overreliance on a narrow customer base can limit the company's growth potential and make it vulnerable to shifts in market demand or competitive pressures.

Mitigation: Market diversification and customer expansion

- NetSpeek will implement a market diversification strategy that targets multiple verticals, geographies, and customer segments. By expanding its addressable market and reducing its dependence on any single sector, the company can mitigate the impact of market fluctuations and increase its growth opportunities.
- The company will also focus on expanding its customer base within each target market, developing a mix of small, medium, and large accounts to balance risk and revenue potential. This will involve implementing targeted sales and marketing initiatives, building strong customer relationships, and leveraging positive word-of-mouth and referrals to drive new customer acquisition.
- NetSpeek will also continuously monitor its customer concentration risk and proactively manage its account portfolio to ensure a healthy balance of revenue sources. This may involve setting limits on the proportion of revenue generated by any single customer or market segment and actively seeking out new opportunities to diversify its customer base.

11. Beta Customer Profile

11.1 - The Problem

- A large global merchant bank is having issues with conference room devices logging out of Microsoft Teams. Around 10-15% of devices log out daily.
- The devices are Neat bars that integrate Teams into the conference rooms.
- Currently there is no alerting or reporting on device log outs in the Teams admin portal. An operations team manually logs devices back into Teams when they notice issues.
- The customer uses Cisco Webex calling and CVI for interoperability between teams and the calling platform, they also have Cisco devices in some rooms, a single pane of glass to manage all conference rooms would be a benefit as well.
- They have intermittent network issues causing video and audio quality problems in meetings.
- There is no good way to monitor or get alerts on these issues currently such as a MOS score.

11.2 - The Solution

- Implement NetSpeek's LENA as a monitoring and management platform for all conference room devices.
- Configure LENA to automatically log devices back into Teams when they logout to eliminate manual effort, all usernames and passwords will only be seen by the customers' employees.
- Set up alerting in LENA for device issues and log outs. Integrate with ServiceNow for ticketing.
- Leverage LENA to monitor network statistics like bandwidth, jitter, latency and provide a MOS score for meeting quality. Alert if scores drop below thresholds.
- Report on network stats at room/device level to help troubleshoot issues without needing full network management stack.
- Longer term look at expanding LENA capabilities using Teams call quality APIs if possible.
- Provide hands-on demo and trial for 10 rooms initially, with plan to expand to all rooms globally.

12. Financial Projections

Summary Financials

Period	2024	2025	2026	2027
Starting Balance	-	245,941	1,985,922	5,812,448
Cash In	1,000,000	1,690,266	5,609,552	9,915,645
Expenses	(693,750)	(1,681,029)	(3,693,976)	(5,921,122)
Ending Balance	306,250	315,487	2,231,063	6,225,586
Net Cash Flow	**306,250**	**9,237**	**1,915,576**	**3,994,522**
Funding Proceeds	**1,000,000**	**-**	**-**	**-**
Gross Revenue	**-**	**1,988,548**	**6,599,473**	**11,665,465**
Net Revenue	**-**	**1,690,266**	**5,609,552**	**9,915,645**
Deployment	Deployed	Deployed	Deployed	Deployed
POC	POC	Scaling	Scaling	Scaling
POC Rooms	0	500	500	500
POC Ramp	0	100.00%	100.00%	100.00%
POC Rooms Online	0	500	500	500
New Subscriptions	0	19	29	31
Rooms/Subscription	0	320	293	265
New Rooms	0	6,469	8,554	8,196
Total Rooms in Service	0	6,469	15,023	23,219
Expenses	**(693,750)**	**(1,681,029)**	**(3,693,976)**	**(5,921,122)**
Team	(555,750)	(815,100)	(889,200)	(963,300)
Software Engineering	(22,500)	(86,081)	(280,478)	(495,782)
Support & Ticketing	(15,000)	(169,104)	(560,955)	(991,564)
Sales & Marketing	(22,500)	(169,104)	(560,955)	(991,564)
R&D	-	(95,972)	(280,478)	(495,782)
G&A	(63,000)	(176,564)	(560,955)	(991,564)

13. Funding

13.1 Current Funding Round Status

NetSpeek is currently seeking funding to support the development and rollout of the beta version of our technology. This funding will be crucial in enabling us to conduct proof-of-concept (POC) deployments with early clients, setting the stage for market expansion.

13.2 Funding Requirements

To achieve our near-term objectives and position NetSpeek for success, NetSpeek is seeking $1,000,000 in funding. This capital will be used to support the following key outcomes over the next 6-9 months:

- Deploy a successful beta program with identified early adopters
- Develop a sales pipeline based on existing contacts at major enterprises
- Develop vendor partnerships with major suppliers of Pro AV technology
- Demonstrate product market fit and G2M strategy
- Demonstrate value through pricing model
- Generate recurring revenues through SaaS sales

13.3 Investment Offer

In exchange for the $1,000,000 seed investment, NetSpeek is offering future equity in the company. The specific terms of the investment, including valuation and percentage ownership, will be negotiated with interested investors.

NetSpeek is utilizing a Simple Agreement for Future Equity (SAFE) with a valuation cap and no discount to structure the seed investment.

13.4 Future Funding Plans

Following the successful completion of our beta deployments and the refinement of our go-to-market strategy, NetSpeek plans to pursue additional funding. This capital will be used to accelerate our growth and support the rollout of NetSpeek's platform to a broader audience.

13.5 Funding Rationale

Valuation

Multiple	5.0x
Post-money Value	5,000,000
Discount Rate	25.00%

Forecast Horizon (Months)	12	24	36
Date	May-2025	May-2026	May-2027
Annual Recurring Revenue	1,231,287	5,033,632	9,388,288
Horizon Value	6,156,437	25,168,159	46,941,439
Present Value	4,925,150	16,107,621	24,034,017
ROI	1.0x	3.2x	4.8x

13.6 Exit Strategy

NetSpeek's long-term objective is to create significant value for investors through a successful exit. We anticipate several potential exit opportunities within the next 3-5 years, including:

- Acquisition by a managed service provider or system integrator in the Pro AV, IT, or enterprise software space.
- Acquisition by a major vendor in the Pro AV or IT space due to significant disruption.
- Acquisition by private equity due to compelling annual recurring revenues.

13.7 Investor Protections and Risk Mitigation

NetSpeek recognizes the inherent risks associated with investing in early-stage startups. To protect our investors and minimize downside risk, we will be including key performance metrics, milestones, and other provisions within the terms of our agreement.

These may include:

- Defined use of funds and regular reporting on progress against milestones
- Option for investors to participate in future funding rounds at predetermined terms
- Information rights and observer seats on the company's board of directors

Conclusion

NetSpeek presents a compelling opportunity for investors to participate in the rapidly growing Pro AV management market. With a differentiated solution, experienced team, and strong early traction, we are well-positioned to capitalize on the significant market opportunity before us. We invite you to join us on this exciting journey as we transform the way businesses manage and optimize their Pro AV infrastructure.

Disclaimer

The information contained in this business plan is provided for informational purposes only and should not be construed as an offer to sell or a solicitation of an offer to buy securities. Any investment in NetSpeek involves significant risk and should only be considered by individuals who can afford to lose their entire investment.